Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151491
PROSPECTUS
GEOVAX LABS, INC.
40,161,020 Shares of Common Stock
     This prospectus relates to the sale of up to 40,161,020 shares of our common stock, $0.001 par value, by Fusion Capital Fund II, LLC. Fusion Capital is sometimes referred to in this prospectus as the selling stockholder. The prices at which Fusion Capital may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by Fusion Capital.
     Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and quoted on the over-the-counter bulletin board under the symbol “GOVX.” On June 26, 2008, the last reported sale price for our common stock as reported on the over-the-counter bulletin board was $0.145 per share.

     Investing in the common stock involves certain risks. See “Risk Factors” beginning on page 3 for a discussion of these risks.

     The selling stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 1, 2008

You should rely only on the information contained in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.
We have not authorized the selling stockholder to make an offer of these shares of common stock in any jurisdiction where the offer is not permitted.
You should not assume that the information in this prospectus or prospectus supplement is accurate as of any date other than the date on the front of this prospectus.
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PROSPECTUS SUMMARY
     You should rely only on the information contained in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information, and if you receive any unauthorized information you should not rely on it. We have not authorized the selling stockholder to make an offer of these shares in any place where the offer is not permitted. The information appearing in this prospectus or any prospectus supplement is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.
Business
     GeoVax Labs, Inc. is a clinical stage biotechnology company engaged in research and development activities with a mission to develop, license and commercialize the manufacture and sale of human vaccines for diseases caused by Human Immunodeficiency Virus (“HIV”) and other infectious agents. We have exclusively licensed from Emory University certain Acquired Immune Deficiency Syndrome (“AIDS”) vaccine technology that was developed in collaboration with the National Institutes of Health and the Centers for Disease Control and Prevention.
     Our vaccines, initially developed by Dr. Harriet L. Robinson at Emory University in collaboration with researchers at the National Institutes of Health (NIH), National Institute of Allergy and Infectious Disease (NIAID), and the United States Centers for Disease Control (CDC), are recombinant DNA (deoxyribonucleic acid) and MVA (Modified Vaccinia Ankara) vaccines. Our focus is on developing AIDS vaccines comprising the major HIV-1 subtypes (A, B and C). These vaccines could be used alone or as combinations depending on a local infection. Subtype B is most common in North America, the EU, Japan and Australia and is our first priority.
     When properly administered in series, these AIDS vaccines induce strong cellular and humoral immunity (protection) in non human primates against multiple HIV-1 proteins (AIDS virus components). This suggests that our vaccines could provide protection against the development of AIDS in HIV-1 virus infected people.
The Offering
     On May 8, 2008, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion Capital”). Under the purchase agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of up to $10.0 million from time to time over a twenty-five (25) month period. Under the terms of the purchase agreement, Fusion Capital has received a commitment fee consisting of 2,480,510 shares of our common stock. Also, we will issue to Fusion Capital up to an additional 2,480,510 shares as a commitment fee pro rata as we receive the up to $10.0 million of future funding. As of June 26, 2008, 743,414,888 shares of our common stock were outstanding (including shares held by non-affiliates) excluding the up to 37,480,510 of the shares offered by Fusion Capital pursuant to this Prospectus which we have not yet issued to Fusion Capital. If all of such 37,480,510 shares were issued and outstanding as of the date hereof, the 40,161,020 shares offered hereby would represent 4.8% of the total common stock outstanding or 9.2% of the non-affiliate shares outstanding as of the date hereof. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the purchase agreement.
     Under the purchase agreement and the related registration rights agreement we are required to register and have included in the offering pursuant to this Prospectus:
•	2,480,510 shares which were issued as a commitment fee;

•	200,000 shares which we issued to Fusion Capital as an expense reimbursement;

•	an additional 2,480,510 shares which we may issue in the future as a commitment fee pro rata as we receive the up to $10.0 million of future funding; and

•	35.0 million shares which we may sell to Fusion Capital.
     All 40,161,020 shares are being offered pursuant to this Prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell more than the 35.0 million shares to Fusion Capital. As of the date hereof, we do not have any plans or intent to sell to Fusion Capital any shares beyond this 35.0 million shares. However, if we elect to sell more than the 35.0 million shares, we must first register under the Securities Act any additional shares we may elect to sell to Fusion Capital before we can sell such additional shares, which could cause substantial dilution to our shareholders.
     We do not have the right to commence any sales of our shares to Fusion Capital until the SEC has declared effective the registration statement of which this Prospectus is a part. The registration statement was declared effective on July 1, 2008 and the conditions to commence funding were satisfied. Generally we have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $80,000 and $1.0 million depending on certain conditions. We have the right to control the timing and amount of any sales of our shares to Fusion Capital, subject to certain limitations. The purchase price of the shares will be determined pursuant to a formula based upon the market price of our shares without any fixed discount at the time of each sale. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.05. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the purchase agreement or the registration rights agreement. The purchase agreement may be terminated by us at any time at our discretion without any cost to us.

     We were an Illinois corporation. On March 11, 2008 our Board of Directors determined that it would be in the best interests of our company and our shareholders to reincorporate in Delaware. In order to accomplish this reincorporation, we formed a corporation in Delaware called GeoVax Labs, Inc.
     In conjunction with the reincorporation in Delaware our Board of Directors unanimously adopted and approved an Agreement and Plan of Merger of GeoVax Labs, Inc., an Illinois corporation, and GeoVax Labs, Inc., a Delaware corporation (the “Reincorporation Merger Agreement”). We submitted the reincorporation proposal to our shareholders by means of our definitive proxy statement dated April 25, 2008. The reincorporation was approved by our shareholders at our annual meeting on June 17, 2008. The reincorporation merger was consummated on June 18, 2008.
     As used herein, “GeoVax”, “the Company”, “we”, “our” and similar terms include GeoVax Labs, Inc., an Illinois corporation, and its subsidiaries, and after the reincorporation includes GeoVax Labs, Inc., a Delaware corporation, unless the context indicates otherwise.
     Our principal executive offices are located at 1256 Briarcliff Road NE, Atlanta, Georgia 30306. Our telephone number is (404) 727-0971. The address of our website is www.geovax.com. Information on our website is not part of this prospectus.

RISK FACTORS
     You should carefully consider the risks, uncertainties and other factors described below before you decide whether to buy shares of our common stock. Any of the factors could materially and adversely affect our business, financial condition, operating results and prospects and could negatively impact the market price of our common stock. Also, you should be aware that the risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, of which we are not yet aware, or that we currently consider to be immaterial, may also impair our business operations. You should also refer to the other information contained in and incorporated by reference into this prospectus, including our financial statements and the related notes.
Risks Related to Our Financial Results and Need for Additional Financing
We have a history of operating losses, and we expect losses to continue for the foreseeable future.
     Our ability to generate revenue and achieve profitability depends on our ability to complete successfully the development of our product candidates, conduct preclinical tests and clinical trials, obtain the necessary regulatory approvals and manufacture and market the resulting products. We have had no product revenue to date. We have experienced operating losses since we began operations in 2001. As of March 31, 2008, we had an accumulated deficit of approximately $11.2 million. We expect to incur additional operating losses and expect cumulative losses to increase as our research and development, preclinical, clinical, manufacturing and marketing efforts expand.
Our business will require continued funding. If we do not receive adequate funding, we will not be able to continue our operations.
     To date, we have financed our operations principally through the private placement of equity securities and through government grants. We will require substantial additional financing at various intervals for our operations, including for clinical trials, for operating expenses including intellectual property protection and enforcement, for pursuit of regulatory approvals and for establishing or contracting out manufacturing, marketing and sales functions. There is no assurance that such additional funding will be available on terms acceptable to us or at all. If we are not able to secure the significant funding that is required to maintain and continue our operations at current levels or at levels that may be required in the future, we may be required to delay clinical studies, curtail operations or obtain funds through collaborative arrangements that may require us to relinquish rights to some of our products or potential markets.
     We only have the right to receive $80,000 every 4 business days under the agreement with Fusion Capital unless the market price of our stock equals or exceeds $0.11, in which case we can sell greater amounts to Fusion Capital as the market price of our common stock increases. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the market price of our common stock is less than $0.05. Since we are registering 35.0 million of our shares for sale to Fusion Capital, our sale price of these shares to Fusion Capital will have to average at least $0.286 per share for us to receive the maximum proceeds of $10.0 million. Assuming a sale price of $0.145 per share (the closing sale price of the common stock on June 26, 2008) and the purchase by Fusion Capital of the full 35.0 million shares under the common stock purchase agreement, proceeds to us would only be $5,075,000. unless we choose to register and sell more than 35.0 million shares, which we have the right, but not the obligation, to do. Subject to approval by our Board of Directors, we have the right but not the obligation to sell more than 35.0 million shares to Fusion Capital. In the event we elect to sell more than 35.0 million shares, we will be required to file a new registration statement and have it declared effective by the U.S. Securities & Exchange Commission.
     The extent we rely on Fusion Capital as a source of funding will depend on a number of factors including, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources, such as through the sale of our products. Specifically, Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business days that the stock sale price of our common stock is less than $0.05. If obtaining sufficient financing from Fusion Capital were to prove unavailable or prohibitively dilutive and if we are unable to commercialize and sell enough of our products, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full $10.0 million under the common stock purchase agreement with Fusion Capital, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.
Risks Related to Development and Commercialization of Product Candidates and Dependence on Third Parties
Our products are still being developed and are unproven. These products may not be successful.
     In order to become profitable, we must generate revenue through sales of our products, however our products are in varying stages of development and testing. Our products have not been proven in human research trials and have not been approved by any government agency for sale. If we cannot successfully develop and prove our products, and if we do not develop other sources of revenue, we will not become profitable and at some point we would discontinue operations.
We have sold no products or generated any product revenues and we do not anticipate any significant revenues to be generated in the foreseeable future.
     We have conducted pre-clinical trials and are conducting clinical trials and will continue to do so for several more years before we are able to commercialize our technology. Although we have recognized revenues from government grants, there can be no assurance that we will ever generate significant product revenues.
Whether we are successful will be dependent, in part, upon the leadership provided by our management. If we were to lose the services of any of these individuals, our business and operations may be adversely affected.
     Whether our business will be successful will be dependent, in part, upon the leadership provided by our officers, particularly our Chairman, President and Chief Executive Officer, members of our Board of Directors and our primary scientist. The loss of the services of these individuals may have an adverse effect on our operations.
Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.
     In order to manufacture and sell our products, we must comply with extensive international and domestic regulation. In order to sell our products in the United States, approval from the FDA is required. The FDA approval process is expensive and time-consuming. We cannot predict whether our products will be approved by the FDA. Even if they are approved, we cannot predict the time frame for approval. Foreign regulatory requirements differ from jurisdiction to jurisdiction and may, in some cases, be more stringent or difficult to meet than FDA requirements. As with the FDA, we cannot predict if or when we may obtain these regulatory approvals. If we cannot demonstrate that our products can be used safely and successfully in a broad segment of the patient population on a long-term basis, our products would likely be denied approval by the FDA and the regulatory agencies of foreign governments.
We will face intense competition and rapid technological change that could result in products that are superior to the products we will be commercializing or developing.
     The market for vaccines that protect against HIV/AIDS is intensely competitive and is subject to rapid and significant technological change. We will have numerous competitors in the United States and abroad, including, among others, large companies with substantially greater resources than us. These competitors may develop technologies and products that are more effective or less costly than any of our future products or that could render our products obsolete or noncompetitive. We expect most of these competitors to have substantially more resources than us. In addition, the pharmaceutical industry continues to experience consolidation, resulting in an increasing number of larger, more diversified companies than us. Among other things, these companies can spread their research and development costs over much broader revenue bases than we can and can influence customer and distributor buying decisions.

     Our products may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Significant factors in determining whether we will be able to compete successfully include:
•	the efficacy and safety of our vaccines;

•	the time and scope of regulatory approval;

•	reimbursement coverage from insurance companies and others;

•	the price and cost-effectiveness of our products; and

•	patent protection.
Our product candidates are based on new technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success.
     We are subject to the risks of failure inherent in the development of product candidates based on new technologies. These risks include the possibility that the products we create will not be effective, that our product candidates will be unsafe or otherwise fail to receive the necessary regulatory approvals or that our product candidates will be hard to manufacture on a large scale or will be uneconomical to market.
     Many pharmaceutical products cause multiple potential complications and side effects, not all of which can be predicted with accuracy and many of which may vary from patient to patient. Long term follow-up data may reveal additional complications associated with our products. The responses of potential physicians and others to information about complications could materially affect the market acceptance of our products, which in turn would materially harm our business.
Because we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates, we cannot predict the timing of any future revenue from these product candidates.
     We cannot commercialize any of our product candidates until the appropriate regulatory authorities have reviewed and approved the applications for the product candidates. The regulatory agencies may not complete their review processes in a timely manner and we may not obtain regulatory approval for any product candidate we or our collaborators develop. Satisfaction of regulatory requirements typically takes many years, if approval is obtained at all, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Regulatory approval processes outside the United States may include all of the risks associated with the FDA approval process. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate.
We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.
     We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Product development costs will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products, and delay our ability to become profitable.
     We rely heavily on the HIV Vaccine Trials Network (HVTN), independent clinical investigators, and other third party service providers for successful execution of our clinical trials, but do not control many aspects of their activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates.
Unsuccessful or delayed regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales.
     None of our products or technologies have been approved by the FDA for sales in the United States or in foreign countries. To exploit the commercial potential of our technologies, we are conducting and planning to conduct additional pre-clinical studies and clinical trials. This process is expensive and can require a significant amount of time. Failure can occur at any stage of testing, even if the results are favorable. Failure to adequately demonstrate safety and efficacy in clinical trials would prevent regulatory approval and restrict our ability to commercialize our technologies. Any such failure may severely harm our business. In addition, any approvals we obtain may not cover all of the clinical indications for which approval is sought, or may contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use, or in the form of onerous risk management plans, restrictions on distribution, or post-approval study requirements.
State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.
     In recent years, several states, including California, Vermont, Maine, Minnesota, New Mexico and West Virginia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports on sales, marketing, pricing and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. Unless we are in full compliance with these laws, we could face enforcement action and fines and other penalties and could receive adverse publicity, all of which could harm our business.
We may be subject to new federal and state legislation to submit information on our open and completed clinical trials to public registries and databases.
     In 1997, a public registry of open clinical trials involving drugs intended to treat serious or life-threatening diseases or conditions was established under the Food and Drug Administration Modernization Act, or the FDMA, in order to promote public awareness of and access to these clinical trials. Under the FDMA, pharmaceutical manufacturers and other trial sponsors are required to post the general purpose of these trials, as well as the eligibility criteria, location and contact information of the trials. Since the establishment of this registry, there has been significant public debate focused on broadening the types of trials included in this or other registries, as well as providing for public access to clinical trial results. A voluntary coalition of medical journal editors has adopted a resolution to publish results only from those trials that have been registered with a no-cost, publicly accessible database, such as www.clinicaltrials.gov. Federal legislation was introduced in the fall of 2004 to expand www.clinicaltrials.gov and to require the inclusion of study results in this registry. The Pharmaceutical Research and Manufacturers of America has also issued voluntary principles for its members to make results from certain clinical studies publicly available and has established a website for this purpose. Other groups have adopted or are considering similar proposals for clinical trial registration and the posting of clinical trial results. Failure to comply with any clinical trial posting requirements could expose us to negative publicity, fines and other penalties, all of which could materially harm our business.
We will face uncertainty related to pricing and reimbursement and health care reform.
     In both domestic and foreign markets, sales of our products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other health care-related organizations. Reimbursement by such payors is presently undergoing reform and there is significant uncertainty at this time how this will affect sales of certain pharmaceutical products.

     Medicare, Medicaid and other governmental healthcare programs govern drug coverage and reimbursement levels in the United States. Federal law requires all pharmaceutical manufacturers to rebate a percentage of their revenue arising from Medicaid-reimbursed drug sales to individual states. Generic drug manufacturers’ agreements with federal and state governments provide that the manufacturer will remit to each state Medicaid agency, on a quarterly basis, 11% of the average manufacturer price for generic products marketed and sold under abbreviated new drug applications covered by the state’s Medicaid program. For proprietary products, which are marketed and sold under new drug applications, manufacturers are required to rebate the greater of (a) 15.1% of the average manufacturer price or (b) the difference between the average manufacturer price and the lowest manufacturer price for products sold during a specified period.
     Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation, rules and regulations designed to contain or reduce the cost of health care. Existing regulations that affect the price of pharmaceutical and other medical products may also change before any products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product developed in the future. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services and litigation has been filed against a number of pharmaceutical companies in relation to these issues. Additionally, some uncertainty may exist as to the reimbursement status of newly approved injectable pharmaceutical products. Our products may not be considered cost effective or adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an adequate return on our investment.
We may not be successful in establishing collaborations for product candidates we may seek to commercialize, which could adversely affect our ability to discover, develop and commercialize products.
     We expect to seek collaborations for the development and commercialization of product candidates in the future. The timing and terms of any collaboration will depend on the evaluation by prospective collaborators of the trial results and other aspects of our vaccine’s safety and efficacy profile. If we are unable to reach agreements with suitable collaborators for any product candidate, we would be forced to fund the entire development and commercialization of such product candidates, and we may not have the resources to do so. If resource constraints require us to enter into a collaboration early in the development of a product candidate, we may be forced to accept a more limited share of any revenues this product may eventually generate. We face significant competition in seeking appropriate collaborators. Moreover, these collaboration arrangements are complex and time-consuming to negotiate and document. We may not be successful in our efforts to establish collaborations or other alternative arrangements for any product candidate. Even if we are successful in establishing collaborations, we may not be able to ensure fulfillment by collaborators of their obligations or our expectations.
We do not have sales and marketing experience and our lack of experience may restrict our success in commercializing our product candidates.
     We do not have experience in marketing or selling vaccines. We may be unable to establish satisfactory arrangements for marketing, sales and distribution capabilities necessary to commercialize and gain market acceptance for our products. To obtain the expertise necessary to successfully market and sell our vaccines, will require the development of our own commercial infrastructure and/or collaborative commercial arrangements and partnerships. Our ability to make that investment and also execute our current operating plan is dependent on numerous factors, including, the performance of third party collaborators with whom we may contract. Accordingly, we may not have sufficient funds to successfully commercialize our vaccines in the United States or elsewhere.
We may be required to defend lawsuits or pay damages for product liability claims.
     Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. We carry product liability insurance and we expect to continue such policies. Product liability claims, regardless of their merits, could exceed policy limits, divert management’s attention, and adversely affect our reputation and the demand for our products.

Risks Related to Our Intellectual Property
Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products.
     Our success will depend in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use and sale of new products have been subject to substantial patent rights litigation in the pharmaceutical industry. These lawsuits generally relate to the validity and infringement of patents or proprietary rights of third parties. Infringement litigation is prevalent with respect to generic versions of products for which the patent covering the brand name product is expiring, particularly since many companies which market generic products focus their development efforts on products with expiring patents. Pharmaceutical companies, biotechnology companies, universities, research institutions or other third parties may have filed patent applications or may have been granted patents that cover aspects of our products or our licensors’ products, product candidates or other technologies.
     Future or existing patents issued to third parties may contain patent claims that conflict with our products. We expect to be subject to infringement claims from time to time in the ordinary course of business, and third parties could assert infringement claims against us in the future with respect to our current products or with respect to products that we may develop or license. Litigation or interference proceedings could force us to:
•	stop or delay selling, manufacturing or using products that incorporate or are made using the challenged intellectual property;

•	pay damages; or

•	enter into licensing or royalty agreements that may not be available on acceptable terms, if at all.
Any litigation or interference proceedings, regardless of their outcome, would likely delay the regulatory approval process, be costly and require significant time and attention of our key management and technical personnel.
Any inability to protect intellectual property rights in the United States and foreign countries could limit our ability to manufacture or sell products.
     We will rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and, in some cases, patent protection to preserve a competitive position. Our patents and licensed patent rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. If patents containing competitive or conflicting claims are issued to third parties, we may be prevented from commercializing the products covered by such patents, or may be required to obtain or develop alternate technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies.
     We may not be able to prevent third parties from infringing or using our intellectual property, and the parties from whom we may license intellectual property may not be able to prevent third parties from infringing or using the licensed intellectual property. We generally will attempt to control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite efforts to protect this proprietary information, however, unauthorized parties may obtain and use information that we may regard as proprietary. Other parties may independently develop similar know-how or may even obtain access to these technologies.
     The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.
     The U.S. Patent and Trademark Office and the courts have not established a consistent policy regarding the breadth of claims allowed in pharmaceutical patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.
Risks Related to Our Common Stock
The sale of our common stock to Fusion Capital may cause dilution and the sale of the shares of common stock acquired by Fusion Capital could cause the price of our common stock to decline.
     In connection with entering into the agreement, we authorized the sale to Fusion Capital of up to 35.0 million shares of our common stock. The number of shares ultimately offered for sale by Fusion Capital under this prospectus is dependent upon the number of shares purchased by Fusion Capital under the agreement. The purchase price for the common stock to be sold to Fusion Capital pursuant to the common stock purchase agreement will fluctuate based on the price of our common stock. All 40,161,020 shares registered in this offering are expected to be freely tradable when sold pursuant to this prospectus. It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from the date of this prospectus. The 2,480,510 shares issued as an initial commitment fee may not be sold by Fusion Capital until the earlier of 500 days from May 8, 2008, or the termination of the common stock purchase agreement, subject to certain exceptions. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. Fusion Capital may ultimately acquire all, some or none of the 37,480,510 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Fusion Capital by us under the agreement may result in substantial dilution to the interests of other holders of our common stock.
The agreement with Fusion Capital may adversely impact our other fundraising initiatives.
     The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the agreement may be terminated by us at any time at our discretion without any cost to us.
The market price of our common stock is highly volatile.
     The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by shareholders and by the Company, including Fusion Capital pursuant to this prospectus and subsequent sale of common stock by the holders of warrants and options could have an adverse effect on the market price of our shares.
Our common stock is and likely will remain subject to the SEC’s “Penny Stock” rules, which may make our shares more difficult to sell.
     Because the price of our common stock is currently and may remain less than $5.00 per share, it is classified as a “penny stock.” The SEC rules regarding penny stocks may have the effect of reducing trading activity in our shares, making it more difficult for investors to sell. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:
•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies;

•	obtain a signed and dated acknowledgement from the purchaser demonstrating that the purchaser has received the required risk disclosure document before a transaction in a “penny stock” can be completed; and

•	give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation.
     These rules make it more difficult for broker-dealers to effectuate customer transactions and trading activity in our securities and may result in a lower trading volume of our common stock and lower trading prices.
The sale of our common stock to Fusion Capital may not be possible when we need it, thus limiting our ability to continue our product development and commercialization.
     The common stock purchase agreement may be terminated in the event of a default under the agreement. In addition, we may not require Fusion Capital to purchase any shares of our common stock if the purchase price is less than $0.05 per share. Thus, we may be unable to sell shares of our common stock to Fusion Capital when we need the funds, and that could severely harm our business and financial condition and our ability to continue to develop and commercialize our products. See “The Fusion Transaction.”

FORWARD-LOOKING STATEMENTS
     The information contained in this prospectus, including the information incorporated by reference into this prospectus, includes forward-looking statements as defined in the Private Securities Reform Act of 1995. These forward-looking statements are often identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue,” “plan” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.
     You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:
•	We have a history of operating losses, and we expect losses to continue for the foreseeable future;

•	Our business will require continued funding. If we do not receive adequate funding, we will not be able to continue our operations;

•	Our products are still being developed and are unproven. These products may not be successful;

•	We have sold no products or generated any product revenues and we do not anticipate any significant revenues to be generated in the foreseeable future;

•	Whether we are successful will be dependent, in part, upon the leadership provided by our management. If we were to lose the services of any of these individuals, our business and operations may be adversely affected;

•	Regulatory and legal uncertainties could result in significant costs or otherwise harm our business;

•	We will face intense competition and rapid technological change that could result in products that are superior to the products we will be commercializing or developing;

•	Our product candidates are based on new technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success;

•	Because we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates, we cannot predict the timing of any future revenue from these product candidates;

•	We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects;

•	Unsuccessful or delayed regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales;

•	We may be subject to new federal and state legislation to submit information on our open and completed clinical trials to public registries and databases;

•	We will face uncertainty related to pricing and reimbursement and health care reform;

•	We do not have sales and marketing experience and our lack of experience may restrict our success in commercializing our product candidates;

•	We may be required to defend lawsuits or pay damages for product liability claims;

•	Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products;

•	The sale of our common stock to Fusion Capital may cause dilution and the sale of the shares of common stock acquired by Fusion Capital could cause the price of our common stock to decline; and

•	Our common stock is and may remain subject to the SEC’s “Penny Stock” rules, which may make our shares more difficult to sell.
     You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.
     The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

BUSINESS
     GeoVax is a clinical stage biotechnology company engaged in research and development activities with a mission to develop, license and commercialize the manufacture and sale of human vaccines for diseases caused by Human Immunodeficiency Virus (“HIV”) and other infectious agents. We have exclusively licensed from Emory University certain Acquired Immune Deficiency Syndrome (“AIDS”) vaccine technology that was developed in collaboration with the National Institutes of Health and the Centers for Disease Control and Prevention.
     GeoVax was originally incorporated under the name of Dauphin Technology, Inc. (“Dauphin”). Until December 2003, Dauphin marketed mobile hand-held, pen-based computers and broadband set-top boxes and provided private, interactive cable systems to the extended stay hospitality industry. Dauphin was unsuccessful and its operations were terminated in December 2003. On September 28, 2006, Dauphin completed a merger (the “Merger”) with GeoVax, Inc. Pursuant to the Agreement and Plan of Merger, GeoVax, Inc. merged with and into GeoVax Acquisition Corp., a wholly-owned subsidiary of Dauphin. As a result of the Merger, the shareholders of GeoVax, Inc. exchanged their shares of common stock for Dauphin common stock and GeoVax, Inc. became a wholly-owned subsidiary of Dauphin. In connection with the Merger, Dauphin changed its name to GeoVax Labs, Inc., replaced most of its officers and directors with those of GeoVax, Inc. and moved its offices to Atlanta, Georgia. On June 18, 2008, we consummated a reincorporation merger pursuant to which we became a Delaware corporation. GeoVax, Inc. remains in existence as our wholly-owned subsidiary and conducts most of our business. We currently do not plan to conduct any business other than GeoVax, Inc.’s business of developing new products for the treatment or prevention of human diseases.
Overview of HIV/AIDS
What is HIV?
     HIV (human immunodeficiency virus) is a retrovirus that carries its genetic code in the form of RNA (ribonucleic acid). Retroviruses use RNA and the reverse transcriptase enzyme to create DNA (deoxyribonucleic acid) from the RNA template. The HIV virus invades a human cell and produces its viral DNA which is subsequently inserted into the genetic material (chromosomes) of the cell. This infection converts helper T-cells (a type of white blood cell) from immunity producing cells into cells that produce and release HIV virus particles into the blood stream destroying the immune defense system of the individual.
     There are several AIDS-causing HIV-1 virus subtypes, or “clades”, that are found in different regions of the world. These subtypes are identified as subtype A, subtype B on through C, D, E, F, etc. The predominant subtype found in Europe, North America, South America, Japan and Australia is B whereas the predominant subtypes in Africa are A and C. In India the predominant subtype is C. Each subtype is at least 20% different in its genetic sequence from other subtypes. These differences may mean that vaccines against one subtype may only be partially effective against other subtypes.
     HIV-1, even within subtypes, has a high rate of variation or mutation. In drug treatment programs, virus mutation can result in virus escape, thereby rendering drug therapy ineffective. Hence, multi-drug therapy is very important. If several drugs are active against virus replication, the virus must undergo multiple simultaneous mutations to escape which is very unlikely. The same is true for immune responses. HIV-1 can escape single target immune responses. However, if an immune response is directed against multiple targets (epitopes), virus escape is much less frequent. Vaccination against more than one of the proteins found in HIV-1 maximizes the number of targets for the immune response and increases the chance that HIV will not escape the vaccine-stimulated immune response, thus resulting in protection against clinical AIDS.
What is AIDS?
     AIDS is the final, life-threatening stage of infection with the virus known as HIV-1. Infection with HIV-1 severely damages the immune system, the body’s defense against disease. HIV-1 infects and gradually destroys T-cells and macrophages, white blood cells that play key roles in protecting humans against infectious disease caused by viruses, bacteria, fungi and other micro-organisms.

     Opportunistic infections by organisms, normally posing no problem for control by a healthy immune system, can ravage persons with immune systems damaged by HIV-1 infections. Destruction of the immune system occurs over years; the average onset of the clinical disease recognized as AIDS occurs after 3-10 years of HIV-1 infection but can be earlier or later.
     AIDS in humans was first identified in the US in 1981, but researchers believe that it was present in Central Africa as early as 1959. AIDS is most often transmitted sexually from one person to another but it is also transmitted by blood in shared needles (drug users) and through pregnancy and childbirth. Heterosexual activity is the most frequent route of transmission worldwide.
     Viral load is the best indicator of the speed with which an individual will progress to AIDS, as well as the frequency with which an individual will spread infection. An estimated 1% or fewer of those infected have low enough levels of the virus to preclude progression to disease and to not transmit the infection (they are called “long-term non-progressors”).
     AIDS is considered by many in the scientific and medical community to be the most lethal infectious disease in the world. According to the 2007 Report on the Global AIDS Epidemic published by UNAIDS (the Joint United Nations Programme on HIV/AIDS), the total number of people living with HIV is 33.2 million globally with approximately 2.5 million infected in 2007 alone, the most recent year reported. Approximately 25 million people infected with HIV have died since the start of the HIV pandemic in 1981. According to International AIDS Vaccine Research Institute (IAVI) in a model developed with Advanced Marketing Commitment (AMC) dated June 2005, the global market for a safe and effective AIDS vaccine is estimated at approximately $4 billion.
     The standard approach to treating HIV infection has been to lower viral loads by using drugs, reverse transcriptase inhibitors (“RTIs”) and protease inhibitors (“PIs”), or a combination of these drugs, to inhibit two of the viral enzymes that are necessary for the virus to reproduce. However, HIV is prone to genetic changes that can produce strains of HIV that are resistant to currently approved RTIs and PIs. HIV that is resistant to one drug within a class can become resistant to the entire class, meaning that it may be impossible to re-establish suppression of a genetically altered strain by substituting different RTI and PI combinations. Furthermore, these treatments continue to have significant limitations, such as viral resistance, toxicity and patient non-adherence to the treatment regimens. As a result, over time, many patients develop intolerance to these medications or simply give up taking the medications due to the side effects.
     According to the International AIDS Vaccine Initiative, the cost and complexity of new treatment advances for AIDS puts them out of reach for most people in the countries where treatment is needed the most and as noted above, in industrialized nations, where drugs are more readily available, side effects and increased rates of viral resistance have raised concerns about their long term use. AIDS vaccines, therefore, are seen by many as the most promising way to end the HIV/AIDS pandemic. It is expected that vaccines for HIV/AIDS, once developed, will be used internationally by any organization that provides health care services, including hospitals, medical clinics, the military, prisons and schools.
AIDS Vaccines Being Developed by the Company
     Our vaccines, initially developed by Dr. Harriet Robinson at Emory University in collaboration with researchers at the United States National Institutes of Health (NIH) National Institute of Allergy and Infectious Disease (NIAID), and the United States Centers for Disease Control (CDC), are recombinant DNA (deoxyribonucleic acid) and MVA (Modified Vaccinia Ankara) vaccines. Our focus is on developing AIDS vaccines comprising the major HIV-1 subtypes (A, B and C). These vaccines could be used alone or as combinations depending on a local infection. Subtype B is most common in North America, the EU, Japan and Australia and is our first priority.
     When properly administered in series, these AIDS vaccines induce strong cellular and humoral immunity against the two major HIV-1 proteins, Gag and Env. In non human primate models vaccinations have been done in non-infected macaque monkeys to prevent the development of disease should they become infected (Preventative Vaccination) as well as in already infected macaque monkeys who are on drugs to allow control of virus in the absence of drugs (Therapeutic Vaccination). Both applications have met with success. The preventative immunizations have controlled both SHIV (chimeras of SIV and HIV virus) and SIV infections. The therapeutic vaccine, which has only been tested with SIV infections, is most effective when the vaccination regimen is initiated before the destruction of the immune system by the infection.
     Because of the difficulty raising antibodies that are capable of totally blocking natural HIV-1 infections, the GeoVax vaccine approach has focused on raising cellular immune responses in addition to antibodies, which together better control HIV-1 infections (prevent AIDS) than either alone. Vaccine induced cellular immune responses are mediated by white blood cells in the body called T-cells that recognize and respond to the presence of foreign proteins presented by an infection such as the HIV-1 virus. CD8 T-cells directly combat these infections by destroying HIV infected cells, while CD4 T-cells provide growth factors that support activation and maintenance of CD8 T-cell responses. Proteins produced in the cells of a person are the best substrates for raising CD8 T-cell responses. GeoVax vaccines are expressed in cells of the vaccinated person by genetically engineered DNA vaccines and live viral vector MVA vaccines.
     Our method of stimulating high T-cell frequencies and antibodies in the vaccinated person is to combine DNA vaccine priming with a recombinant live virus MVA vaccine boost. This prime/boost combination elicits protective immune responses in preclinical monkey models and holds high promise for eliciting responses that will protect humans against the development of HIV/AIDS.
DNA as the Priming Vaccine
     Proteins that are produced in host cells of the body are the best substrates for raising CD8 T-cell responses. The GeoVax vaccine achieves this cellular stimulation by using DNA vaccines and/or live viral vectors (MVA) as a system to stimulate T-cells to destroy HIV-1 viruses when they appear in the body. An effective method for stimulating high frequencies of T-cells in conjunction with antibodies is to combine DNA priming of the immune response with a recombinant live virus vectored booster (rMVA) of the immune response.
     Priming with GeoVax’s HIV-1/DNA vaccine focuses the immune response on the HIV-1 components (proteins) expressed by the DNA The proteins expressed by the DNA pose no known risk for infection because they comprise only part of the AIDS virus. The DNA prime is followed by injection of GeoVax’s HIV-1/MVA live virus vector booster which enhances the primed response in two ways – by expressing larger amounts of antigen than can be achieved with DNA alone, and by the infection stimulating pro-inflammatory response that enhances immunity in the individual.
MVA Booster Vaccine
     MVA was chosen as the poxvirus vector to boost immunity induced by GeoVax DNA priming vaccination because of its safety features and because of the excellent protective responses that it has stimulated in preclinical (non-human primate) models.
     MVA was originally developed as a safe smallpox vaccine for use in immuno-compromised humans by further attenuating the standard smallpox vaccine. During this attenuation (loss of disease causing ability), MVA also lost essentially all of its ability to replicate in human cells. The attenuation was accomplished by making over 500 passages of the virus in chicken embryos or chick embryo fibroblasts (CEF). During passage, the virus underwent 6 large genomic deletions. These deletions affected the ability of MVA to replicate and cause safety problems in humans, but did not compromise the ability of MVA to grow on avian cells that are required for manufacturing the virus.
     The effectiveness of MVA as a vaccine vector is also accounted for by its loss of immune evasion genes during its passages in CEF cells. During the years of the dreaded human smallpox epidemics these immune evasion genes assisted the spread of smallpox infections, even in the presence of human immune responses.
     MVA was safely administered to over 120,000 people in the 1970’s to protect them against smallpox. With the advent of bioterrorism, our choice of the MVA vector becomes even more important, because of its potential for immunization for smallpox. GeoVax HIV vaccines may serve as both an HIV and a smallpox vaccine.

     GeoVax’s DNA and MVA vaccines express over 66% of the AIDS virus (HIV-1) protein components in order to stimulate a broad anti-HIV immune response. The vaccines cannot cause AIDS because they do not include complete virus. We believe that the vaccines provide multi-target protection against the AIDS virus, thus largely limiting virus escape, large scale viral replication and the onset of clinical signs of AIDS in the vaccinated individual.
Preclinical Studies
     Our vaccines underwent efficacy trials in non-human primates for a period of over 42 months. The GeoVax prototype DNA and MVA AIDS vaccines successfully protected rhesus macaque monkeys against AIDS when a highly virulent AIDS inducing virus (SHIV, a hybrid of simian and human immunodeficiency virus) was administered to the monkeys seven months after vaccination. In these pre-clinical trials the vaccines caused no significant side effects and 22 out of 23 monkeys were protected against AIDS while 5 out of 6 non-vaccinated control animals died of clinical AIDS. This level of control is comparable to the intrinsic viral control exhibited by the approximately 1% of the human population that become infected with the HIV virus, but who do not develop clinical signs of AIDS (long-term non-progressors). Over 66% of the AIDS virus proteins are expressed by our DNA and MVA vaccines in vaccinated individuals. This broad coverage of HIV components is anticipated to stimulate broad protective responses in the vaccinated individual thus preventing clinical disease.
     Following these animal trials, our vaccines were approved for Phase I trials in humans by the U.S. Food and Drug Administration (“FDA”). This preclinical work enabling development of the clinical evaluation of our DNA and MVA vaccines was funded and supported by the NIAID. (See “Government Regulation” below for an explanation of how clinical trials are conducted.)
Phase I Human Clinical Trials
     A Phase I clinical study in humans, evaluating our DNA-AIDS vaccine for safety began in January 2003 and was satisfactorily concluded in June 2004. This trial was conducted by the HIV Vaccine Trials Network (HVTN), consortium of trial sites supported by the United States National Institutes of Health.
     The start of a series of four additional human trials evaluating our AIDS vaccines at four locations in the United States began in April 2006. These Phase Ia/Ib human trials are designed to determine if our vaccines are safe and will stimulate the level of immune responses (T-cell and antibody) that may protect against the development of clinical signs of AIDS. These trials are intended to provide human data that indicates our vaccine is safe and that it has the potential to protect vaccinated individuals against the development of AIDS.
     The first of these four trials evaluated a low dose (1/10th of the vaccine dose) vaccination program. Results from this trial demonstrated excellent vaccine safety and positive anti-HIV-1 immune responses to the vaccine in 7 of 9 participants who received the vaccine. All trial participants were normal, healthy individuals.
     The second of four trials, initiated in September 2006, was designed to evaluate results from full dose administration of our HIV/AIDS vaccines. The results indicate excellent safety in this full dose trial with positive immune response data in 88% of the 26 vaccine recipients who completed the trial. This trial protocol included vaccination with two full-doses of GeoVax’s DNA vaccine to prime the immune response followed by two full-doses of GeoVax’s MVA vaccine to boost the immune response. From data collected from the 26 participants who completed this trial, the following positive conclusions were observed:
•	GeoVax HIV/AIDS vaccines, both DNA and MVA, continue to demonstrate that they are quite safe and immunogenic;

•	The full-dose regimen of GeoVax vaccines continues to be well tolerated without any type of reaction, mild or systemic, in the majority of participants;

•	CD4 T-cell responses are high in both the low and full-dose regimens, 84% and 78% of participants;

•	CD8 T-cell responses are present in 42% of the full-dose recipients and 33% of the 1/10th dose recipients;

•	Antibody responses to the envelope glycoprotein (Env) increased following the fourth vaccination, and were present in 88% of the full-dose participants; and

•	Delivery of the fourth vaccination increased the frequency and magnitude of the CD8 T-cell and antibody responses.
     In July 2007, we began the third and fourth of this series of Phase I human clinical trials. The third trial is designed to evaluate a single dose DNA prime followed by two MVA boosts, while the fourth trial will utilize only GeoVax’s MVA vaccine in a three dose regimen. These trials are continuing with excellent safety results thus far; immunogenicity results are anticipated later in 2008.
     All of our Phase I human clinical trials have been conducted by the HIV Vaccine Trials Network (HVTN). The HVTN, funded and supported by the NIH, is the largest worldwide clinical trials program devoted to the development and testing of HIV/AIDS vaccines.
Phase II Human Clinical Trials
     Due to the promising positive human vaccine response data from our Phase I trials, the HVTN, together with GeoVax, have accelerated their plans to conduct Phase II human trials on our AIDS vaccines. We expect the Phase II trials to commence during the third quarter of 2008. Plans are for a 225-person trial (150 vaccine recipients and 75 placebo recipients) in low risk individuals at several sites in the United States, evaluating our DNA and MVA vaccines in a four-dose regimen similar to the regimen in our most recent trials.
Support from the NIH
     All of our human clinical trials to date have been conducted by, and at the expense of, the HIV Vaccine Trials Network (HVTN), a division of the National Institutes of Health-National Institute of Allergy & Infectious Disease (NIH-NIAID). Our responsibility for these trials has been to provide sufficient supplies of vaccine materials and technical expertise when necessary. The HVTN is also planning to conduct our planned Phase II human clinical trials.
     In September 2007, we were the recipient of a $15.0 million Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) Grant to support our HIV/AIDS vaccine program. This large grant was awarded by the NIH-NIAID. The grant funding period is over a five year period commencing October 2007. Only meritorious HIV/AIDS prevention vaccine candidates are considered to receive an IPCAVD award. Candidate companies are highly scrutinized and must supply substantial positive AIDS vaccine data to support their application. IPCAVD grants are awarded on a competitive basis and are designed to support later stage vaccine research, development and human trials. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization, production and human clinical trial testing.
Government Regulation
     Regulation by governmental authorities in the United States and other countries is a significant factor in our ongoing research and development activities and in the manufacture of our products under development. Complying with these regulations involves a considerable amount of time and expense.
     In the United States, drugs are subject to rigorous federal and state regulation. The Federal Food, Drug and Cosmetic Act, as amended (the “FDC Act”), and the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of medications and medical devices. Product development and approval within this regulatory framework is difficult to predict, takes a number of years and involves great expense.
     The steps required before a pharmaceutical agent may be marketed in the United States include:
•	pre-clinical laboratory tests, in vivo pre-clinical studies and formulation studies;

•	the submission to the FDA of an Investigational New Drug Application (IND) for human clinical testing which must become effective before human clinical trials can commence;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

•	the submission of a New Drug Application to the FDA; and

•	FDA approval of the New Drug Application prior to any commercial sale or shipment of the product.
     Each of these steps is described further below.
     In addition to obtaining FDA approval for each product, each domestic manufacturing establishment must be registered with, and approved by, the FDA. Domestic manufacturing establishments are subject to biennial inspections by the FDA and must comply with the FDA’s Good Manufacturing Practices for products, drugs and devices.
Pre-clinical Trials
     Pre-clinical testing includes laboratory evaluation of chemistry and formulation, as well as cell culture and animal studies to assess the potential safety and efficacy of the product. Pre-clinical safety tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practices. The results of pre-clinical testing are submitted to the FDA as part of the IND application and are reviewed by the FDA prior to the commencement of human clinical trials. Unless the FDA objects to an IND, the IND becomes effective 30 days following its receipt by the FDA.
Clinical Trials
     Clinical trials involve the administration of the AIDS vaccines to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with the FDA’s Good Clinical Practices standard under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent institutional review board at the institution where the study will be conducted. The institutional review board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.
     Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the product into healthy human subjects, the vaccine is tested for safety (adverse side effects) and dosage tolerance. Phase II is the proof of principal stage and involves studies in a limited patient population in order to determine the efficacy of the product for specific, targeted indications, determine dosage tolerance and optimal dosage and identify possible adverse side effects and safety risks. When there is evidence that the product may be effective and has an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and to test for safety within an expanded patient population at geographically dispersed multi-center clinical study sites. The manufacturer or the FDA may suspend clinical trials at any time if either believes that the individuals participating in the trials are being exposed to unacceptable health risks.
New Drug Application and FDA Approval Process
     The results and details of the pre-clinical studies and clinical studies are submitted to the FDA in the form of a New Drug Application. If the New Drug Application is approved, the manufacturer may market the product in the United States.

International Approval
     Whether or not the FDA has approved the drug, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of commercial sales of the drug in such countries. The requirements governing the conduct of clinical trials and drug approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval.
Other Regulations
     In addition to FDA regulations, our business activities may also be regulated by the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations. Violations of regulatory requirements at any stage may result in various adverse consequences, including regulatory delay in approving or refusal to approve a product, enforcement actions, including withdrawal of approval, labeling restrictions, seizure of products, fines, injunctions and/or civil or criminal penalties. Any product that we develop must receive all relevant regulatory approvals or clearances before it may be marketed.
Competition
     There currently is no FDA licensed and commercialized AIDS vaccine or competitive vaccine available in the world market.
     There are several small and large biopharmaceutical companies pursuing AIDS vaccine research and development, including Merck, Novartis, Wyeth, Sanofi-Aventis, Glaxo-Smith Kline and the United States National Institutes of Health (NIH) Vaccine Research Center (VRC). Other AIDS vaccines are in varying stages of research, testing and clinical trials including those supported by the International AIDS Vaccine Initiative (IAVI), the European Vaccine Initiative (EuroVac), and the South African AIDS Vaccine Initiative (SAAVI), as well as others. Following the reported failure of the Merck vaccine in September 2007, the Merck vaccine program and the NIH VRC vaccine program, which also uses Ad5 vectors, were placed on hold. To our knowledge none of our competitors’ products have, to date, demonstrated the level of protection and duration of protection for a SHIV challenge elicited by GeoVax’s vaccines in large scale non-human primate trials. Furthermore, many competitor vaccine development programs require vaccine compositions which are much more complicated than ours. For these reasons, we believe that it may be possible for our vaccine to compete successfully in the marketplace if it is approved for sale.
     Overall, the biopharmaceutical industry is competitive and subject to rapid and substantial technological change. Developments by others may render our proposed vaccination technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of the pharmaceutical companies that compete with us have significantly greater research and development capabilities than we have, as well as substantially more marketing, manufacturing, and financial resources. In addition, acquisitions of, or investments in, small pharmaceutical or biotechnology companies by such large corporations could increase their research, financial, marketing, manufacturing and other resources. Competitor technologies may ultimately prove to be safer, more effective or less costly than any vaccine that we develop.
     FDA and other regulatory approvals of our vaccines have not yet been obtained and we have not yet generated any revenues from product sales. Our future competitive position depends on our ability to obtain FDA and other regulatory approvals of our vaccines and to license or sell the vaccines to third parties on favorable terms.
Intellectual Property
     We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are described by valid and enforceable patents or are effectively maintained as trade secrets. Accordingly, we are pursuing and will continue to pursue patent protection for our proprietary technologies developed through our collaboration between Emory University, the NIH, and the CDC, or developed by us alone. Patent applications have been filed with the United States Patent and Trademark Office and in specific international markets (countries). Patent applications include provisions to cover our DNA and MVA based AIDS vaccines, their genetic inserts expressing multiple HIV protein components, composition, structure, claim of immunization against multiple subtypes of HIV, routes of administration, safety and other related factors. Patent claims filed for our vaccines include provisions for protection against two diseases: HIV/AIDS and smallpox.
     We are the exclusive, worldwide licensee of a number of patents and patent applications (the “Emory Technology”) owned, licensed or otherwise controlled by Emory University (“Emory”) for HIV and smallpox vaccines pursuant to a License Agreement originally entered into on August 23, 2002 and restated on June 23, 2004 (the “Emory License”). Through the Emory License we are also a non-exclusive licensee of patents owned by the NIH related to the ability of our MVA vector vaccine as a vehicle to deliver HIV virus antigens, and also to induce an immune response in humans. Currently, there are 4 issued patents and 6 pending patent applications in the United States subject to the Emory License, as well as 2 issued patents and 26 pending patent applications in other countries. The Emory License expires on the expiration date of the last to expire of the patents licensed thereunder; we will therefore not know the final termination date of the Emory License until such patents are issued.
     We may not use the Emory Technology for any purpose other than the purposes permitted by the Emory License. Emory also reserved the right to use the Emory Technology for research, educational and non-commercial clinical purposes. Due to the use of federal funds in the development of the Emory Technology, the United States Government has the irrevocable, royalty-free, paid-up right to practice and have practiced certain patents throughout the world, should it choose to exercise such rights.
     We are also the exclusive licensee of five patents from MFD, Inc. (the “MFD Patents”) pursuant to a license agreement dated December 26, 2004 (the “MFD License Agreement”), related to certain manufacturing processes used in the production of our vaccines. Pursuant to the MFD License Agreement, we obtained a fully paid, worldwide, irrevocable, exclusive license in and to the MFD Patents to use, market, offer for sale, sell, lease and import for any AIDS and smallpox vaccine made with GeoVax technology and non-exclusive rights for other products. The term of the MFD License Agreement ends on the expiration date of the last to expire of the MFD Patents. These patents expire in 2017 through 2019.
     In addition to patent protection, we also attempt to protect our proprietary products, processes and other information by relying on trade secrets and non-disclosure agreements with our employees, consultants and certain other persons who have access to such products, processes and information. Under the agreements, all inventions conceived by employees are our exclusive property. Nevertheless, there can be no assurance that these agreements will afford significant protection against misappropriation or unauthorized disclosure of our trade secrets and confidential information.
     We cannot be certain that any of the current pending patent applications we have licensed, or any new patent applications we may file or license, will ever be issued in the United States or any other country. Even if issued, there can be no assurance that those patents will be sufficiently broad to prevent others from using our products or processes. Furthermore, our patents, as well as those we have licensed or may license in the future, may be held invalid or unenforceable by a court, or third parties could obtain patents that we would need to either license or to design around, which we may be unable to do. Current and future competitors may have licensed or filed patent applications or received patents, and may acquire additional patents and proprietary rights relating to products or processes competitive with ours.
     We are not a party to any litigation, opposition, interference, or other potentially adverse proceeding with regard to our patent positions. However, if we become involved in litigation, interference proceedings, oppositions or other intellectual property proceedings, for example as a result of an alleged infringement, or a third-party alleging an earlier date of invention, we may have to spend significant amounts of money and time and, in the event of an adverse ruling, we could be subject to liability for damages, invalidation of our intellectual property and injunctive relief that could prevent us from using technologies or developing products, any of which could have a significant adverse effect on our business financial condition and results of operation. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous if available at all.
Manufacturing
     We do not have the facilities or expertise to manufacture any of the clinical or commercial supplies of any of our products. To be successful, our products must be manufactured in commercial quantities in compliance with regulatory requirements and at an acceptable cost. To date, we have not commercialized any products, nor have we demonstrated that we can manufacture commercial quantities of our product candidates in accordance with regulatory requirements. If we cannot manufacture products in suitable quantities and in accordance with regulatory standards, either on our own or through contracts with third parties, it may delay clinical trials, regulatory approvals and marketing efforts for such products. Such delays could adversely affect our competitive position and our chances of achieving profitability. We cannot be sure that we can manufacture, either on our own or through contracts with third parties, such products at a cost or in quantities which are commercially viable.
     We currently rely and intend to continue to rely on third-party contract manufacturers to produce vaccines needed for research and clinical trials. We have entered into arrangements with two third party manufacturers for the supply of our DNA and MVA vaccines for use in our planned clinical trials. These suppliers operate under current Good Manufacturing Practice and guidelines established by the FDA and the European Medicines Agency. We anticipate that these suppliers will be able to provide sufficient vaccine supplies to complete our currently planned clinical trials. Various contractors are generally available in the United States and Europe for manufacture of vaccines for clinical trial evaluation, however, it may be difficult to replace existing contractors for certain manufacturing and testing activities and costs for contracted services may increase substantially if we switch to other contractors.
Research and Development
     Our expenditures for research and development activities were approximately $1,757,000, $666,000 and $1,641,000 during the years ended December 31, 2007, 2006 and 2005, respectively. As our vaccines continue to go through the process to obtain regulatory approval, we expect our research and development costs to continue to increase significantly as even larger human trials proceed in the United States and foreign countries. We have not yet formulated any plans for marketing and sales of any vaccine candidate we may successfully develop. Compliance with environmental protection laws and regulations have not had a material effect on our capital expenditures, earnings or competitive position.
Properties
     We lease office and laboratory space located at 1256 Briarcliff Road, Emtech Bio Suite 500, Atlanta, Georgia under a month-to-month lease agreement with Emtech Biotechnology Development, Inc., a related party associated with Emory University. We also share the lease expense for office space in the Chicago area for one of our officers and directors, but we are not obligated under the lease.
Legal Proceedings
     We are not currently a party to any material legal proceedings. We may from time to time become involved in various legal proceedings arising in the ordinary course of business.
Employees
     As of June 26, 2008, we had eleven employees. None our employees are covered by collective bargaining agreements and we believe that our employee relations are good.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
     Our common stock is currently traded on the over-the-counter bulletin board market under the symbol “GOVX”. The following table sets forth the high and low bid prices for our common stock for the periods indicated. The prices represent quotations between dealers and do not include retail mark-up, markdown, or commission, and do not necessarily represent actual transactions:

		High	Low
2008
	First Quarter	$0.19	$0.11
2007
	Fourth Quarter	$0.36	$0.16
	Third Quarter	0.42	0.25
	Second Quarter	0.38	0.22
	First Quarter	0.66	0.18
2006
	Fourth Quarter	0.68	0.18
	Third Quarter	0.73	0.44
	Second Quarter	0.85	0.35
	First Quarter	1.23	0.08
     On June 26, 2008, the last reported sale price of our common stock on the over-the-counter bulletin board was $0.145 per share.
Holders
     On June 26, 2008, there were approximately 1,500 holders of record of our common stock. The number of record holders does not reflect the number of beneficial owners of our common stock for whom shares are held by brokerage firms and other institutions.
Dividends
     We have not paid any dividends since our inception and do not contemplate paying dividends in the foreseeable future.

SELECTED FINANCIAL DATA
     The following selected financial data are derived from our audited consolidated financial statements and interim unaudited consolidated financial statements for the periods and at the dates indicated below. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the information set forth below in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes, beginning on page F-1 of this prospectus.

	Three Months Ended
	March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Statement of Operations Data:
Total revenues (grant income)	$599,991	$—	$237,004	$852,905	$670,467	$714,852	$992,720
Net loss	(682,510)	(587,281)	(4,241,796)	(584,166)	(1,611,086)	(2,351,828)	(947,804)
Basic and diluted net loss per common share	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.01)	(0.00)

Balance Sheet Data:
Total assets	2,527,370	3,246,404	3,246,404	2,396,330	1,685,218	1,870,089	2,316,623
Redeemable convertible preferred stock	—	—	—	—	1,016,555	938,475	866,391
Total stockholders’ equity (deficit)	2,392,702	2,647,866	2,647,866	2,203,216	(500,583)	(389,497)	872,406

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
     The following discussion and analysis of our financial condition and results of operations should be read together with the discussion under “Selected Financial Data” and our consolidated financial statements included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties because they are based on current expectations and relate to future events and our future financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors,” “Forward Looking Statements,” and elsewhere in this prospectus.
Overview
     GeoVax is a clinical stage biotechnology company focused on developing human vaccines for diseases caused by Human Immunodeficiency Virus and other infectious agents. We have exclusively licensed from Emory University certain AIDS vaccine technology that was developed in collaboration with the National Institutes of Health and the Centers for Disease Control and Prevention.
     Our AIDS vaccine candidates have successfully completed preclinical efficacy testing in non-human primates and Phase I clinical testing trials in humans. The human trial was conducted by the HIV Vaccine Trials Network (HVTN), a division of the National Institute of Allergy and Infectious Disease (NIAID) of the National Institutes of Health (NIH) and was satisfactorily concluded in June 2004. A series of four additional human trials (conducted by the HVTN) evaluating our AIDS vaccines at several locations in the United States began in April 2006. One trial began in April 2006, a second trial began in September 2006, and the third and fourth trials began in July 2007.
     We anticipate beginning a Phase II human clinical trial for our preventative AIDS vaccine candidate in the third quarter of 2008. The costs of conducting our human clinical trials to date have been borne by HVTN, with GeoVax incurring costs associated with manufacturing the clinical vaccine supplies and other study support. We expect that HVTN will also bear the cost of conducting our Phase II human clinical study planned for 2008, but we can not predict the level of support we will receive from HVTN for any additional clinical studies. Our operations are also partially supported by an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) Grant from the NIH. This grant will provide approximately $15.0 million to us over a five year period that began in October 2007. As we progress to the later stages of our vaccine development activities, government financial support may be more difficult to obtain, or may not be available at all. It will, therefore, be necessary for us to look to other sources of funding in order to finance our development activities.
     We anticipate incurring additional losses for several years as we expand our drug development and clinical programs and proceed into higher cost human clinical trials. Conducting clinical trials for our vaccine candidates in development is a lengthy, time-consuming and expensive process. We do not expect to generate product sales from our development efforts for several years. If we are unable to successfully develop and market pharmaceutical products over the next several years, our business, financial condition and results of operations would be adversely impacted.
Critical Accounting Policies and Estimates
     Management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and adjusts the estimates as necessary. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

     Our significant accounting policies are summarized in Note 2 to our consolidated financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:
Other Assets
     Other assets consist principally of license agreements for the use of technology obtained through the issuance of the Company’s common stock. These license agreements are amortized on a straight line basis over ten years.
Impairment of Long-Lived Assets
     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted expected future net cash flows from the assets.
Revenue Recognition
     We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB No. 104”). SAB No. 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements. During 2007, our revenue consisted of government grant revenue received directly from the National Institutes of Health; in prior years our revenue consisted of grant revenue subcontracted to us from Emory University pursuant to collaborative arrangements. Revenue from these arrangements is recorded as income as the related costs are incurred.
Stock-Based Compensation
     Effective January 1, 2006, we adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (“SFAS No. 123R”), which requires the measurement and recognition of compensation expense for all share-based payments made to employees and directors based on estimated fair values on the grant date. SFAS No. 123R replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees.
     We adopted SFAS No. 123R using the prospective application method which requires us to apply the provisions of SFAS No. 123R prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS No. 123R and recognized on a straight line basis over the service periods of each award.
     Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25 and applied the disclosure provisions of SFAS No. 123, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation and Disclosure.
Liquidity and Capital Resources
     At March 31, 2008, we had cash and cash equivalents of $2,120,597, as compared to $1,990,356 and $2,088,149 at December 31, 2007 and December 31, 2006, respectively. Working capital totaled $2,187,562 at March 31, 2008, compared to $2,432,276 and $1,933,165 at December 31, 2007 and December 31, 2006, respectively.

     We are a development-stage company and have no products approved for commercial sale. Due to our significant research and development expenditures, we have not been profitable and have generated operating losses since our inception. Our primary sources of cash are from sales of our equity securities and from government grant funding.
     In September 2007, the National Institutes of Health (NIH) awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. The project period for the grant covers a five year period commencing October 2007, with an award of approximately $3.0 million per year, or $15.0 million in the aggregate. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization, production and human clinical trial testing including Phase 2 human clinical trials planned for 2008.
     In May 2008, we signed a common stock purchase agreement with Fusion Capital which provides for the sale of up to $10.0 million of shares of our common stock. We have the right over a 25-month period to sell our shares of common stock to Fusion Capital from time to time in amounts between $80,000 and $1.0 million, depending on certain conditions as set forth in the agreement. See “The Fusion Transaction.”
     From November 2007 to May 2008, we received proceeds of $3,977,950 from the sale of our common stock and warrants to individual accredited investors in a series of privately negotiated transactions. Upon the execution of the agreement with Fusion Capital, we have discontinued any further such transactions. We believe that our current working capital, combined with the proceeds from the IPCAVD grant from the NIH, will be sufficient to support our planned level of operations into the fourth quarter of 2008, and that future proceeds we may receive under our agreement with Fusion will help support our operations beyond that time. The availability of funding under the Fusion agreement is dependent upon the continued effectiveness with the SEC of the registration statement related to the transaction and the market price of our common stock. The extent to which we rely on the Fusion agreement as a source of funding will depend on a number of factors including the prevailing market price of our common stock and the extent to which we can secure working capital from other sources if we choose to seek such other sources. While we believe that we will be successful in obtaining the necessary financing to fund our operations through the agreement with Fusion or through other sources, there can be no assurances that such additional funding will be available to us on reasonable terms or at all.
     Our capital requirements, particularly as they relate to product research and development, have been and will continue to be significant. We intend to seek FDA approval of our products, which may take several years. We will not generate revenues from the sale of our products for at least several years, if at all. We will be dependent on obtaining financing from third parties in order to maintain our operations, including our clinical program. If we fail to obtain additional funding when needed, we would be forced to scale back, or terminate, our operations, or to seek to merge with or to be acquired by another company.
     We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations.
Contractual Obligations
Contractual Obligations and Commitments
     We have entered into manufacturing contracts with third party suppliers for the production of vaccine to be used in our Phase II human clinical trials planned for 2008. At March 31, 2008, there is approximately $846,000 of unrecorded contractual commitments associated with these arrangements, for services expected to be rendered to us during the remainder of 2008. We have no other significant purchase commitments, lease obligations, long-term debt obligations or other long-term liabilities.
Net Operating Loss Carryforward
     At December 31, 2007, we had consolidated net operating loss carryforwards for income tax purposes of $68.3 million, which will expire in 2010 through 2027 if not utilized. Approximately $59.7 million of our net operating loss carryforwards relate to the operations of the Company (Dauphin Technology, Inc.) prior to the Merger. We also have research and development tax credits of $254,000 available to reduce income taxes, if any, which will expire in 2022 through 2026 if not utilized. The amount of net operating loss carryforwards and research tax credits available to reduce income taxes in any particular year may be limited in certain circumstances. Based on an assessment of all available evidence including, but not limited to, our limited operating history in our core business and lack of profitability, uncertainties of the commercial viability of our technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, we have concluded that it is more likely than not that these net operating loss carryforwards and credits will not be realized and, as a result, a 100% deferred tax valuation allowance has been recorded against these assets.
Results of Operations for the Three Months ended March 31, 2008 and 2007
Net Loss
     We recorded net losses of $682,510 and $587,281 for the three months ended March 31, 2008 and 2007, respectively. Our operating results typically fluctuate due to the timing of activities and related costs associated with our vaccine research and development activities. Until such time as we are successful in obtaining regulatory approval for the sale of any of our vaccine candidates and begin sales, we anticipate that we will continue to incur operating losses.
Grant Revenue
     During the three months ended March 31, 2008 we recorded grant revenue of $599,991, as compared to $0.00 recorded during the three months ended March 31, 2007. In September 2007, the National Institutes of Health (NIH) awarded to GeoVax an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. The project period for this grant covers a five year period which commenced in October 2007, with an award of approximately $3.0 million per year, or $15.0 million in the aggregate. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization, production and human clinical trial testing including Phase 2 human clinical trials planned to commence in mid-2008. The revenue associated with this grant is recorded as the related costs and expenses are incurred. We will seek additional government grant funding if and when available, but there can be no assurance that any such funding will be available to us as we progress to the later stages of our vaccine development activities.
Research and Development
     During the three months ended March 31, 2008, we incurred $603,478 of research and development expense as compared to $212,608 during the three months ended March 31, 2007. These amounts include non-cash stock compensation expense of $37,917 and $7,813, respectively (see discussion below). Research and development expenses vary considerably on a period-to-period basis, primarily depending on our need for vaccine manufacturing and testing of manufactured vaccine by third parties. The increase in research and development expense from the 2007 period to the 2008 period is due primarily to costs associated with our vaccine manufacturing activities in preparation for the commencement of Phase 2 clinical testing later this year, and also due to higher personnel costs associated with the addition of new personnel. We expect that our research and development costs will increase as we enter Phase II clinical trials and will continue to increase as we progress through the human clinical trial process leading up to possible product approval by the FDA. Research and development costs will also increase as a direct result of our receipt of the NIH grant discussed above, since a significant portion of the grant funds are intended to be spent on new projects requiring external resources and new personnel.
General and Administrative Expense
     During the three months ended March 31, 2008 and 2007, our general and administrative expense was $705,642 and $399,114, respectively. These amounts include non-cash stock compensation expense of $308,409 and $37,942, respectively (see discussion below). General and administrative expense for the 2008 period also includes non-cash charges of $52,270 associated with the issuance of stock and stock purchase warrants to a third party consultant for investor relations and financial consulting services. General and administrative costs include officers’ salaries, legal and accounting costs, patent costs, amortization expense associated with intangible assets, and other general corporate expenses. We expect that our general and administrative costs will increase in the future in support of expanded research and development activities and other general corporate activities.
Stock-Based Compensation Expense
     During the three months ended March 31, 2008, we recorded total stock-based compensation expense of $346,326, which was allocated to research and development expense ($37,917), or general and administrative expense ($308,409) according to the classification of cash compensation paid to the employee, consultant or director to which the stock compensation was granted. During the three months ended March 31, 2007, we recorded total stock-based compensation expense of $45,755, of which $7,813 was allocated to research and development expense, and $37,942 to general and administrative expense. During the three months ended March 31, 2008, we also recorded $18,250 of expense associated with the issuance of our common stock and $34,020 associated with the issuance of stock purchase warrants, to a third party consultant for investor relations and financial advisory services. Stock-based compensation expense is calculated and recorded in accordance with the provisions of SFAS 123R. We adopted SFAS 123R using the prospective application method which requires us to apply its provisions prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award.
Other Income & Expense
     Interest income for the three months ended March 31, 2008 and 2007 was $26,619 and $24,441, respectively. Variances between periods are primarily attributable to the incremental cash balances available for investment during each respective period.
Results of Operations for the Three Years Ended December 31, 2007
Net Loss
     GeoVax recorded net losses of $4,241,796, $584,166 and $1,611,086 for the years ended December 31, 2007, 2006 and 2005, respectively. Our operating results will typically fluctuate due to the timing of activities and related costs associated with our vaccine research and development activities. The $1,026,920 decrease in our net loss from 2005 to 2006 is attributable to a reduction in our vaccine research and development activities as we focused our attention on completing the Merger and reduced our product development activities in order to conserve cash resources, coupled with an increase of $182,438 in our revenue recorded from government grants. The increase in our net loss from 2006 to 2007 is primarily attributable to (a) lower grant revenues during 2007, (b) increased research and development expenditures, (c) overall higher general and administrative costs and (d) stock-based compensation expense, all of which are described in more detail below.
Grant Revenue
     We recorded grant revenues of $237,004 in 2007, $852,905 in 2006 and $670,467 in 2005. Grant revenue reported during 2006 and 2005 relates to projects covered by grants from the National Institutes of Health issued to Emory University and subcontracted to us pursuant to collaborative arrangements with Emory University. The activities associated with these grants were completed during 2006 and we received no additional grant funding during the first nine months of 2007. The project period for the NIH IAPCD grant we were awarded in September 2007 covers a five year period commencing October 2007, with an award of approximately $3.0 million per year, or $15.0 million in the aggregate. We will utilize this funding to further our HIV/AIDS vaccine development, optimization, production and human clinical trial testing including Phase 2 human clinical trials planned for 2008. Grant funding from federal agencies is primarily allocated to basic research projects; therefore, we expect the availability of federal grant funding to us may decline in the future as our product development of formulated AIDS vaccines progresses to later stages.

Research and Development
     Our research and development expenses were $1,757,125 in 2007, $665,863 in 2006 and $1,640,814 in 2005. Research and development expenses vary considerably on a period-to-period basis, primarily depending on our need for vaccine manufacturing and testing of manufactured vaccine by third parties. Research and development expense declined from 2005 to 2006 as we focused our attention on completing the Merger and reduced our product development activities in order to conserve cash resources, but rose again during 2007 as we initiated two new Phase I clinical trials and began planning for a Phase II clinical trial in 2008. Research and development expense for 2007 also includes stock-based compensation expense of $284,113 (see discussion below).
General and Administrative Expense
     Our general and administrative expenses were $2,784,182 in 2007, $843,335 in 2006 and $655,199 in 2005. General and administrative expense for 2007 includes stock-based compensation expense of $1,234,383 (see discussion below). Excluding stock-based compensation expense, general and administrative expense for 2007 was $1,549,799. General and administrative costs have substantially increased during the three year period ending December 31, 2007 primarily as a result of the Company becoming a publicly-traded entity subsequent to the merger of GeoVax Labs, Inc and GeoVax, Inc. in September 2006. These higher costs include, among other things, the costs of an expanded management team (including the engagement of our Chief Financial Officer in October 2006 and our Senior Vice President in January 2007), a newly instituted investor relations program, costs associated with an expanded Board of Directors, costs associated with our efforts to comply with the Sarbanes-Oxley Act of 2002, and increased legal and accounting fees associated with compliance with securities laws. Also contributing to the increase during 2007 were higher patent costs, including the one-time payment of $137,392 to Emory University to complete our obligation to Emory for the reimbursement of pre-2002 patent costs.
Stock-Based Compensation Expense
     During 2007, we recorded total stock-based compensation expense of $1,518,496, which was allocated to research and development expense ($284,113), or general and administrative expense ($1,234,380) according to the classification of cash compensation paid to the employee, consultant or director to which the stock compensation was granted. No stock-based compensation expense was recorded during 2006 or 2005. Stock-based compensation expense is calculated and recorded in accordance with the provisions of SFAS 123R. We adopted SFAS 123R using the prospective application method which requires us to apply its provisions prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award. We did not grant or modify any share-based compensation during 2006, thus no expense was recorded during for that year.
Other Income & Expense
     Interest income was $62,507 in 2007, as compared to $72,127 in 2006 and $16,073 in 2005. The variances between years are primarily attributable to the cash available for investment, which totaled $1,990,356 at December 31, 2007, $2,088,149 at December 31, 2006 and $1,272,707 at December 31, 2005.
     During 2005 we recorded $1,613 of interest expense related to short-term borrowings which were repaid during the year. We had no outstanding debt at December 31, 2007, 2006 or 2005.
Impact of Inflation
     For the three year period ending December 31, 2007, and the first three months of 2008, we do not believe that inflation and changing prices had a material impact on our operations or on our financial results.
Off-Balance Sheet Arrangements
     We have not entered into off-balance sheet financing arrangements, other than operating leases.

Quantitative and Qualitative Disclosures about Market Risk
     Our exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because a significant portion of our investments are in short-term debt securities issued by the U.S. government and institutional money market funds. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income received without significantly increasing risk. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any derivative financial instruments or foreign currency instruments.

DIRECTORS AND EXECUTIVE OFFICERS
     The following table contains information regarding the current members of the Board of Directors and our executive officers:

Name	Age	Current Position
Donald G. Hildebrand	67	Chairman of the Board of Directors
Andrew J. Kandalepas	56	Senior Vice President and Director
Dean G. Kollintzas	35	Director
Robert T. McNally, Ph.D.	60	President and Chief Executive Officer, Director
Mark W. Reynolds	46	Chief Financial Officer and Corporate Secretary
Harriet L. Robinson, Ph.D.	70	Senior Vice President, Research & Development, Director
John N. Spencer, Jr.	67	Director
     Donald G. Hildebrand. Mr. Hildebrand joined the Board of Directors as Chairman and became our President and Chief Executive Officer upon consummation of the merger with GeoVax, Inc. in September 2006. Effective April 1, 2008, upon the appointment of Dr. Robert McNally as our President and Chief Executive Officer, Mr. Hildebrand executed a consulting agreement with the Company and remains as Chairman of the Board. Mr. Hildebrand is a founder of GeoVax, Inc., our wholly-owned subsidiary, and has served as a member of its Board of Directors since June 2001. Prior to founding GeoVax, Inc., Mr. Hildebrand was employed as North American President and Chief Executive Officer of Rhone Merieux, Inc., a subsidiary of Rhone Merieux, S.A., a world leader in the biopharmaceutical and animal health industries. Under Mr. Hildebrand’s leadership, which began in 1984 and ended in 1997, Rhone Merieux, Inc. grew its annual sales from $0 to over $200 million per year. In 1997, Mr. Hildebrand became Global Vice President of Merial Limited, a position that he held until 2000. Merial Limited, a joint venture formed by Rhone Merieux, S.A. and Merck AgVet, is the largest animal health company in the world, with annual sales exceeding $1.8 billion. Prior to joining Rhone Merieux, Inc., Mr. Hildebrand founded Biocraft Ltd., which he sold to Solvay & Cie of Brussels, Belgium in 1981. Subsequent to that transaction, Mr. Hildebrand was appointed Director of Global Biological Operations/Research/Development and Manufacturing for Salsbury/Solvay. Mr. Hildebrand received his BS in microbiology from the University of Wisconsin.
     Andrew J. Kandalepas. Mr. Kandalepas was Chairman of the Board, President and Chief Executive Officer of Dauphin Technology from 1995 until the merger with GeoVax, Inc. in September 2006, at which time he assumed the position of Senior Vice President and remained a director of the Company. As an operating company, Dauphin Technology developed and marketed several high tech products including miniature hand held computers and set top boxes. Dauphin Technology ceased these operations in 2003. During his 11 year tenure at Dauphin, Mr. Kandalepas raised in excess of $60 million in private and public capital and expanded Dauphin’s shareholder base from 400 shareholders in 1995 to approximately 11,000 immediately prior to the merger with GeoVax Inc. Mr. Kandalepas has a varied 30-plus year career as an entrepreneur and executive manager. After 12 successful years with GTE and Motorola, he founded Cadserv Corporation, a privately owned engineering and circuit board solutions boutique service provider to major electronic OEM’s. Mr. Kandalepas is an active participant in the local Greek community and founder of the St. Athanasios, Greek Orthodox Seminary in Woodstock, Illinois. He earned his Electronics Engineering Degree in 1974, from DeVry Institute of Technology.
     Dean G. Kollintzas. Mr. Kollintzas joined the Board of Directors upon consummation of the merger with GeoVax, Inc. in September 2006. Since 2001 Mr. Kollintzas has been an Intellectual Property Attorney specializing in biotechnology and pharmaceutical licensing, FDA regulation, and corporate/international transactions. He has worked in Israel as a U.S. consultant to the firm of Baratz, Gilat, Bar-Natan with biotechnology companies such a Clal Biotechnology Industries Limited and D-Pharm. As an associate with the firm LaFollette, Godfrey & Kahn in Madison, Wisconsin, Mr. Kollintzas worked with the Wisconsin Alumni Research Foundation on various FDA and intellectual property engagements. Mr. Kollintzas received a Microbiology degree from the University of Illinois and a J.D. from Franklin Pierce Law Center. He is a member of the Wisconsin and American Bar Associations.
     Robert T. McNally, Ph. D. Dr. McNally joined the Board of Directors in December 2006 and was appointed as our President and Chief Executive Officer effective April 1, 2008. Dr. McNally graduated with a Ph.D. in Biomedical Engineering from the University of Pennsylvania and has over 28 years of experience in academic and corporate clinical investigations, management, research, business, quality and regulatory affairs. From 2000 to

March 2008, Dr. McNally served as Chief Executive Officer of Cell Dynamics LLC, a company which he co-founded. Cell Dynamics is a cGMP laboratory which contracts with organ and tissue procurement organizations for the recovery of human tissue and processes these tissues into cellular components necessary for research and development, pharmaceuticals and cell therapy. Previously, Dr. McNally was co-founder and Senior Vice President of Clinical Research for CryoLife, Inc., a pioneering company in transplantable human tissues. Dr. McNally is a Fellow of the American Institute for Medical and Biological Engineering, serves on the advisory boards of the Petit Institute for Bioengineering and Dupree College of Management at the Georgia Institute of Technology, and is a past Chairman of Georgia Bio, a trade association. Dr. McNally received Georgia Bio’s 2004 Biomedical Industry Growth Award for the State of Georgia.
     Mark W. Reynolds, CPA. Mr. Reynolds joined the Company in October 2006 as Chief Financial Officer and Corporate Secretary. Mr. Reynolds has over 20 years of experience with both private and publicly-held companies. From 2002 to the present, Mr. Reynolds has been a financial consultant to companies in the biotechnology and consumer healthcare fields, serving as a part-time Chief Financial Officer. From 2003 to 2006, before being named Chief Financial Officer of GeoVax Labs, Inc., Mr. Reynolds provided financial and accounting services to GeoVax, Inc. as an independent contractor. From 2004 to the present, Mr. Reynolds has served as Chief Financial Officer for HealthWatchSystems, Inc. a privately-held company in the consumer healthcare industry, a position which he continues to hold. From 2004 to 2006 he served as Chief Financial Officer for Duska Therapeutics, Inc., a publicly-held biotechnology company. From 1988 to 2002 Mr. Reynolds was first Controller and later Chief Financial Officer and Corporate Secretary for CytRx Corporation, a publicly-held biopharmaceutical company. Mr. Reynolds began his career as an auditor with Arthur Andersen & Co. from 1985 to 1988. He is a licensed CPA and member of the American Society of CPAs and the Georgia Society of CPAs.
     Harriet Latham Robinson, Ph.D. Dr. Robinson is a co-founder of GeoVax, Inc. and has served as Chief of its Scientific Advisory Board since formation of that company in 2001. She joined the Company as Senior Vice President, Research and Development on a part-time basis in November 2007 and on a full-time basis in February 2008. She was first elected as a Director at the annual meeting of shareholders held June 17, 2008. Dr. Robinson is recognized as one of the world’s leading AIDS vaccine researchers. She has devoted over 15 years toward developing effective and safe AIDS vaccines designed to prevent clinical AIDS. Over the past several years Dr. Robinson has received over $23 million in Federal grants directly and indirectly supporting our AIDS vaccine development program. From 1999 to February 2008, Dr. Robinson served as the Asa Griggs Candler Professor of Microbiology and Immunology at Emory University in Atlanta, Georgia, and from 1998 to February 2008 as Chief, Division of Microbiology and Immunology, Yerkes National Primate Center and Professor at the Emory University School of Medicine. She was Professor, Dept. of Microbiology & Immunology at the University of Massachusetts Medical Center from 1988 to 1997 and Staff, then Senior, then Principal Scientist at the University of Massachusetts Worcester Foundation for Experimental Biology from 1977 to 1987. She was also a National Science Foundation Postdoctoral Fellow at the Stanford School of Medicine in Berkeley, California from 1965 to 1967. Over the past several years she has received numerous honors and awards as guest lecturer and/or member of the National Foundation for Infectious Diseases, World Health Organization, American Academy of Science, National Institutes of Health, Rockefeller Foundation, Gates Foundation, American Society for Microbiology and several others. She additionally has over 200 scientific publications. Dr. Robinson has a B.A. degree from Swarthmore College and M.S. and Ph.D. degrees from the Massachusetts Institute of Technology.
     John N. (Jack) Spencer, Jr., CPA. Mr. Spencer joined the Board of Directors upon consummation of the merger with GeoVax, Inc. in September 2006. Mr. Spencer is a certified public accountant and was a partner of Ernst & Young where he spent more than 38 years until he retired in 2000. During his career with Ernst & Young, he coordinated that firm’s services to both public and private companies primarily in the manufacturing, distribution and medical and information technology industries. Mr. Spencer has been active in Georgia’s technology community, where he served as president and a director of the Business & Technology Alliance and was co-founder and is the treasurer of the Atlanta Venture Forum. In 2002, Mr. Spencer was awarded the Georgia Biomedical Partnership’s first annual award for being a principal architect of the biomedical community in Georgia. He also served as president of the Georgia Biomedical Partnership in 2003 and 2004. Mr. Spencer serves as a director of a number of companies, including Firstwave Technologies, Inc., where he is also chair of the audit committee. Mr. Spencer received a BS degree from Syracuse University, and he earned an MBA degree from Babson College. He also attended the Harvard Business School Advance Management Program.

Family Relationships
     There are no family relationships among any of our directors, director nominees, or executive officers.
Director Independence
     Dean G. Kollintzas and John N. Spencer, Jr. are the members of the Board of Directors who are “independent”, as that term is defined by Section 301(3)(B) of the Sarbanes-Oxley Act of 2002. As independent directors, Mr. Kollintzas and Mr. Spencer both serve as the sole members of our Audit and Compensation Committees. Prior to his appointment as our President and Chief Executive Officer in April 2008, Dr. McNally was also an independent director and served as a member of our Audit and Compensation Committees.
COMPENSATION DISCUSSION AND ANALYSIS
     In the paragraphs that follow, we will give an overview and analysis of our compensation program and policies, the material compensation decisions we have made under those programs and policies with respect to our executive officers, and the material factors that we considered in making those decisions.
Named Executive Officers for 2007
     The Compensation Committee reviews, analyzes and approves the compensation of our senior executive officers, including the “Named Executive Officers” listed in the tables set forth following this compensation discussion and analysis. The Named Executive Officers for 2007 include our chief executive officer, our chief financial officer, and one other executive officer whose total compensation for 2007 exceeded $100,000, calculated in accordance with the rules and regulations of the SEC. Our Named Executive Officers for 2007 are:
•	Donald Hildebrand, President and Chief Executive Officer

•	Andrew Kandalepas, Senior Vice-President

•	Mark Reynolds, Chief Financial Officer
     The tables that follow this Compensation Discussion and Analysis contain specific data about the compensation earned or paid in 2007 to the Named Executive Officers. The discussion below is intended to help you understand the detailed information provided in those tables and put that information into context within our overall compensation program.
Objectives of Our Compensation Program
     In general, we operate in a marketplace where competition for talented executives is significant. The biopharmaceutical industry is highly competitive and includes companies with far greater resources than ours. We are engaged in the long-term development of drug candidates, without the benefit of significant current revenues, and therefore our operations involve a high degree of risk and uncertainty. Continuity of personnel across multi-disciplinary functions is a critical success factor to our business.
     The objectives of our compensation program for our executive officers and other employees is to provide competitive cash compensation, health, and retirement benefits as well as long-term equity incentives that offer significant reward potential for the risks assumed and for each individual’s contribution to our long-term performance. Individual performance is measured against overall corporate goals, scientific innovation, regulatory compliance, new business development, employee development, and other values designed to build a culture of high performance. These policies and practices are based on the principle that total compensation should serve to attract and retain those executives and employees critical to our overall success and are designed to reward executives for their contributions toward business performance that enhances shareholder value.
Role of the Compensation Committee
     Our Compensation Committee assists the Board of Directors in discharging its responsibilities relating to compensation of our executive officers. As such, the Compensation Committee has responsibility over matters relating to the fair and competitive compensation of our executives, employees and non-employee directors as well as matters relating to all other benefit plans. Each of the members of our Compensation Committee is independent in accordance with the criteria of independence set forth in Section 301(3)(B) of the Sarbanes-Oxley Act of 2002. We believe that their independence from management allows the Compensation Committee members to provide unbiased consideration of various elements that could be included in an executive compensation program and apply independent judgment about which elements and designs best achieve our compensation objectives. With regard to executive compensation, the Compensation Committee is charged specifically with annually reviewing and determining the compensation of our Chief Executive Officer. With regard to our other executive officers, the Compensation Committee reviews recommendations from our Chief Executive Officer and provides input on his recommendations as appropriate. The Compensation Committee also approves a pool of stock options to be granted as recommended by the Chief Executive Officer to our employees (including other executive officers) and the Board of Directors approves the grant of such options.
Elements of Compensation
     To achieve the objectives described above, the three primary compensation elements used for executive officers are base salary, cash bonus, and stock option awards. We believe that these three elements are the most effective combination in motivating and retaining the executive officers at this stage in our development.
Base Salary
     Our philosophy is to maintain executive base salary at a competitive level sufficient to recruit and retain individuals possessing the skills and capabilities necessary to achieve our goals over the long term. Each individual’s base salary is determined after considering a variety of factors including prospective value to us, the knowledge, experience, and accomplishments of the individual, the individual’s level of responsibility, and the typical compensation levels for individuals with similar credentials.
Cash Bonus
     The purpose of the cash bonus program for executive officers is to motivate and reward the achievement of corporate goals, along with the achievement of individual performance goals.
Stock Option Awards
     Stock option awards are a fundamental element in our executive compensation program because they emphasize our long-term performance, as measured by creation of shareholder value, and align the interests of our shareholders and management. In addition, they are crucial to a competitive compensation program for executive officers, and they act as a powerful retention tool. In our current pre-commercial state, we view the Company as still facing a significant level of risk, but with the potential for a high upside, and therefore we believe that stock incentive awards are appropriate for executive officers. These awards are provided through initial grants at or near the date of hire and through subsequent periodic grants. The initial grant is designed for the level of the job that the executive holds and is designed to motivate the officer to make the kind of decisions and implement strategies and programs that will contribute to an increase in our stock price over time. Periodic additional stock option awards may be granted to reflect the executives’ ongoing contributions to the Company, to create an incentive to remain at the Company, and to provide a long-term incentive to achieve or exceed our financial goals.
Timing of Annual Awards
     In order to assess the performance of a full calendar year, annual awards are generally determined in December of the each year. We do not currently have any program, plan or practice in place to time stock option grants to our executives or other employees in coordination with the release of material non-public information.
Tax Considerations
     Section 162(m) of the Internal Revenue Code of 1986, as amended, limits tax deductions of public companies on compensation paid to certain executive officers in excess of $1.0 million. The Compensation

Committee considers the impact of Section 162(m) on its compensation decisions, but has no formal policy to structure executive compensation so that it complies with the requirements of Section 162(m). In general, stock options granted under the Company’s 2006 Stock Option Plan are intended to qualify under and comply with the “performance based compensation” exemption provided under Section 162(m) thus excluding from the Section 162(m) compensation limitation any income recognized by executives at the time of exercise of such stock options.
Setting Executive Compensation
     Historically, we have not used a quantitative method or mathematical formulas exclusively in setting any element of executive compensation. We use discretion, guided in large part by the concept of pay for performance, and we consider all elements of an executive’s compensation package when setting each portion of compensation. There is no pre-established policy or target for the allocation between cash and equity incentive compensation.
     When determining compensation for a new executive officer, factors taken into consideration are the individual’s skills, background and experience, the individual’s potential impact on our short-and long-term success, and competitive information from peer companies, industry-specific sources, and possibly from other prospective candidates interviewed during the recruitment process. We will generally make a grant of stock options when an executive officer joins us. Options are granted at no less than 100% of the fair market value on the date of grant. In determining the size of a stock option grant to an executive officer, we consider company performance, competitive data, and the individual’s scope of responsibility and continuing performance. Most importantly, since the stock option grant is meant to be a retention tool, we consider the importance to shareholders of that person’s continued service. Stock option grants to executives will generally vest over a period of three to four years.
     In order to further achieve the objectives described above, the Compensation Committee recommended, and the Board of Directors approved, an extension of the current five-year expiration date of our stock option grants to ten years and to amend certain outstanding options accordingly.
     The Compensation Committee annually reviews and determines the compensation for our Chief Executive Officer. Each year recommendations for the compensation for other executive officers (other than himself) are prepared by the Chief Executive Officer and are reviewed with the Committee and modified where appropriate.
     Donald G. Hildebrand. Mr. Hildebrand became our President and Chief Executive Officer immediately upon the consummation of our merger with GeoVax, Inc. on September 28, 2006. Effective on that date, we assumed responsibility for Mr. Hildebrand’s prior employment agreement with GeoVax, Inc., dated December 20, 2002. Mr. Hildebrand is a founder of GeoVax, Inc. Mr. Hildebrand’s base salary for 2007 was $250,000 annually. At its meeting in December 2007, the Compensation Committee reviewed Mr. Hildebrand’s compensation and considered a variety of factors, including his performance and level of responsibility within our company. Based upon this review, the Compensation Committee awarded Mr. Hildebrand a salary increase, effective December 3, 2007, to $270,000 annually. On July 31, 2007, the expiration date of a stock option grant previously issued to Mr. Hildebrand was extended by five years from December 20, 2007 to December 20, 2012. No cash bonus or additional stock option awards were granted to Mr. Hildebrand for 2007.
     On March 20, 2008, we entered into an Employment Agreement with Robert T. McNally, Ph.D. to become our new President and Chief Executive Officer effective April 1, 2008. In order to assist with the transition of certain duties to Dr. McNally, Mr. Hildebrand entered into a Consulting Agreement with us on March 20, 2008. Dr. McNally’s initial compensation was determined, in part, by consideration of the fact that Mr. Hildebrand will continue to provide substantial support through his consulting arrangement. Mr. Hildebrand will also remain as Chairman of the Board. As the Company’s need for Mr. Hildebrand’s services under his consulting arrangement diminishes, we expect that Dr. McNally’s compensation will be adjusted accordingly. See “Certain Relationships and Related Party Transactions” for a discussion of these agreements.
     Andrew J. Kandalepas. Mr. Kandalepas served as our President and Chief Executive Officer during 2006 until our merger with GeoVax, Inc., at which time he assumed the role of Senior Vice President. Effective with the merger with GeoVax, Inc., all prior compensation arrangements with Mr. Kandalepas were terminated and he received no pay for the period from September 30, 2006 to December 31, 2006, although he continued to provide services to us as our Senior Vice President. In February 2007, the Compensation Committee reviewed, and provided input on, a recommendation from Mr. Hildebrand for a compensation arrangement with Mr. Kandalepas. We executed an employment agreement with Mr. Kandalepas effective February 1, 2007 pursuant to which Mr. Kandalepas received an annual salary of $210,000. Mr. Kandalepas was also awarded retroactive pay of $40,000 for the fourth quarter of 2006 and $17,500 for the month of January 2007. Additionally, at its meeting on March 14, 2007, upon recommendation from the Compensation Committee, the Board of Directors awarded Mr. Kandalepas a stock option contract for 1,800,000 shares at an exercise price of $0.355 per share. At its meeting in December 2007, the Compensation Committee reviewed Mr. Kandalepas’ compensation and considered a variety of factors, including his performance and level of responsibility within our company. Based upon this review and input provided to the CEO, the Company awarded Mr. Kandalepas a salary increase, effective December 3, 2007, to $225,000 annually, and granted Mr. Kandalepas a cash bonus of $10,000 for 2007. No additional stock option awards were granted to Mr. Kandalepas for 2007.
     Mark W. Reynolds. During 2007, Mr. Reynolds was engaged as our Chief Financial Officer effective October 1, 2006, under an arrangement whereby he provides services to the Company on a part-time basis and is paid based on a monthly retainer of $750 plus a fee of $145 per hour. At its meeting on March 14, 2007, upon recommendation from the Compensation Committee, the Board of Directors awarded Mr. Reynolds an initial stock option contract for 1,800,000 shares at an exercise price of $0.355 per share. At its meeting in December 2007, the Compensation Committee reviewed Mr. Reynolds’ compensation and considered a variety of factors, including his performance and level of responsibility within our company. Based upon this review, the Committee deferred to the recommendation of Mr. Hildebrand to keep Mr. Reynolds’ salary as per his current contractual agreement. Upon the discretion of the CEO, and with approval of the Committee, Mr. Reynolds was also granted as $10,000 bonus for 2007 and a stock option contract for 500,000 shares at an exercise price of $0.161 per share.
Benefits Provided to Executive Officers
     We provide our executive officers with certain benefits that the Compensation Committee believes are reasonable and consistent with our overall compensation program. The Compensation Committee will periodically review the levels of benefits provided to our executive officers. In 2007, Mr. Hildebrand received reimbursement of periodic commuting expenses and temporary living expenses for travel between our offices in Atlanta, Georgia and Mr. Hildebrand’s home in Athens, Georgia. Mr. Hildebrand is reimbursed for medical and dental insurance costs per his contractual agreement and is eligible for standard GeoVax 401(k) benefits. Mr. Kandalepas is eligible for health insurance and 401(k) benefits at the same level as provided to all other employees. Pursuant to his contractual agreement with the Company, Mr. Reynolds received no health insurance or 401(k) benefits during 2007. The amounts shown in the Summary Compensation Table under the heading “Other Compensation” represent the value of the Company’s matching contributions to the executive officers’ 401(k) accounts. Executive officers did not receive any other perquisites or other personal benefits or property from the Company or any other source.
Summary Compensation Table
     The following table sets forth information concerning the compensation earned during the fiscal years ended December 31, 2007 and 2006 by our Named Executive Officers. Dr. McNally became our President and Chief Executive Officer effective April 1, 2008, but did not serve in that capacity, or receive any compensation for services as an executive officer during 2007, and is not included in the table below.

						All Other
				Stock	Option	Compen-
Name and Principal		Salary	Bonus	Awards	Awards	sation	Total
Position	Year	($)	($)	($)(3)	($)(4)	($)(5)	($)
Donald G. Hildebrand(1)	2007	252,577	—	—	—	3,375	255,952
President & Chief	2006	57,500	50,000	—	—	574	108,074
Executive Officer

Andrew J. Kandalepas	2007	205,288	10,000	—	188,380	—	403,668
Senior Vice President,	2006	173,467	—	2,400,000	—	—	2,573,467
Former President & Chief
Executive Officer

						All Other
				Stock	Option	Compen-
Name and Principal		Salary	Bonus	Awards	Awards	sation	Total
Position	Year	($)	($)	($)(3)	($)(4)	($)(5)	($)
Mark W. Reynolds(2)	2007	92,102	10,000	—	190,324	—	292,426
Chief Financial Officer	2006	13,192	2,000	—	—	—	15,192

(1)	Mr. Hildebrand became our President and Chief Executive Officer effective September 28, 2006. All compensation amounts above reflect amounts paid to, or earned by, Mr. Hildebrand from that date through December 31, 2007.

(2)	Mr. Reynolds became our Chief Financial Officer effective October 1, 2006. All compensation amounts above reflect amounts paid to, or earned by, Mr. Reynolds from that date through December 31, 2007.

(3)	The amount shown in the “Stock Awards” column for Mr. Kandalepas reflects the value assigned by the Company to 20 million restricted shares issued to Mr. Kandalepas for services rendered prior to the consummation of our merger with GeoVax, Inc. Due to the accounting treatment accorded to the merger, our historical financials have been substituted by those of GeoVax, Inc. prior to the merger date; accordingly, this amount is not reflected in our financial statements included herein.

(4)	Amounts shown in the “Option Awards” columns represent the dollar amount recognized for financial statement reporting purposes in 2007 for awards and grants made in the current and previous fiscal years, calculated pursuant to the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” For a discussion of the various assumptions made and methods used for determining such amounts, see footnotes 2 and 7 to our 2007 consolidated financial statements contained herein.

(5)	Amounts shown in the “All Other Compensation” column represent employer contributions to the Company’s 401(k) retirement plan.
Grants of Plan-Based Awards
     The following table sets forth the option awards granted to the Named Executive Officers for the year ended December 31, 2007.

			All Other
		All Other Stock	Option Awards:
		Awards:	Number of
		Number of	Securities	Exercise or	Grant Date Fair
		Shares of Stock	Under- lying	Base Price of	Value of Option
		or Units	Options	Option Awards	Awards
	Grant Date	(#)	(#)	($/Sh)(1)	($)(2)(3)
Donald Hildebrand	—	—	—	—	242,113

Andrew Kandalepas	03/14/07	—	1,800,000	0.355	604,800

Mark Reynolds	03/14/07	—	1,800,000	0.355	604,800
	12/05/07	—	500,000	0.161	70,000

(1)	The exercise price for options is the closing trading price of the common shares of the Company on the on the day of the grant. The grant date is determined by the Compensation Committee.

(2)	Compensation expense is recognized for all share-based payments based on the grant date fair value estimated for financial reporting purposes. For a discussion of the various assumptions made and methods used for determining such amounts, see footnotes 2 and 7 to our 2007 consolidated financial statements contained herein.

(3)	On July 31, 2007, the expiration date of a stock option grant previously issued to Mr. Hildebrand was extended by five years from December 20, 2007 to December 20, 2012. The amount shown in the table above is the incremental fair value of the award, calculated in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.”

Outstanding Equity Awards At Fiscal Year-End
     The following table sets forth certain information with respect to unexercised options previously awarded to our named executive officers as of December 31, 2007.

	Number of Securities	Number of Securities
	Underlying	Underlying
	Unexercised Options	Unexercised Options	Option Exercise Price	Option Expiration
Name	(#) Exercisable	(#) Unexercisable	($)	Date
Donald Hildebrand	8,895,630 (1)	—	0.0445	12/20/12
	8,895,630	—	0.0445	02/05/09

Andrew Kandalepas	600,000 (2)	1,200,000 (2)	0.3550	03/14/17

Mark Reynolds	600,000 (2)	1,200,000 (2)	0.3550	03/14/17
		500,000 (3)	0.1610	12/05/17

(1)	On July 31, 2007, the expiration date of this stock option award to Mr. Hildebrand was extended by five years from December 20, 2007 to December 20, 2012.

(2)	These stock options were granted on March 14, 2007 and vest in three equal installments on September 30, 2007, 2008 and 2009.

(3)	These stock options were granted on December 5, 2007 and vest in three equal installments on each anniversary of the grant date.
Potential Payments Upon Termination Or Change Of Control
     Mr. Hildebrand’s employment agreement contained provisions such that, if we terminated Mr. Hildebrand’s employment without cause, we were required to provide Mr. Hildebrand thirty days notice of such termination and Mr. Hildebrand would have been entitled to continue to receive his base salary for a period of nine months from the effective date of termination. Upon the execution of Mr. Hildebrand’s Consulting Agreement, effective April 1, 2008, such provisions from his employment agreement are no longer applicable. Mr. Hildebrand’s Consulting Agreement contains provisions such that, if we terminate the Consulting Agreement without cause, we must give Mr. Hildebrand at least 30 days notice and we will be required to pay him, as a severance payment, three months compensation. Likewise, if the Consulting Agreement is terminated due to the death of Mr. Hildebrand, we will be required to pay his estate three months compensation. If Mr. Hildebrand wishes to terminate the Consulting Agreement, he must provide us with 30 days notice.
     Pursuant to our employment agreements with Mr. Kandalepas, Mr. Reynolds and Mr. McNally, if we terminate any of their employment agreements without cause, we are required to provide the person whose employment was terminated with thirty days notice of such termination and he is entitled to continue to receive his base salary for a period of one week for each year of service.
Director Compensation
     The following table sets forth information concerning the compensation earned during the last fiscal year by each individual who served as a director at any time during the most recent fiscal year:

	Fees Earned or Paid		All Other
	in Cash	Option Awards	Compensation	Total
Name	($)	($)(2)	($)	($)
Donald Hildebrand(1)	—	—	—	—
Andrew Kandalepas(1)	—	—	—	—
Dean Kollintzas	10,750	140,090	—	150,840
Robert McNally	21,950	131,588	—	153,538

	Fees Earned or Paid		All Other
	in Cash	Option Awards	Compensation	Total
Name	($)	($)(2)	($)	($)
John Spencer	25,000	140,090	—	165,090

(1)	Mr. Hildebrand and Mr. Kandalepas, who were employees of the Company during 2007, received no compensation for their service as directors.

(2)	Consists of awards of stock options to each of Mr. Kollintzas, Dr. McNally and Mr. Spencer to purchase 1,820,000 shares with a grant date fair values of $513,520. As of December 31, 2007, these directors had aggregate awards of options to purchase 5,460,000 shares. Amounts shown in the table represent the dollar amount recognized for financial statement reporting purposes in 2007 for awards and grants made in the current and previous fiscal years, calculated pursuant to the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” For a discussion of the various assumptions made and methods used for determining such amounts, see footnotes 2 and 7 to our 2007 consolidated financial statements contained herein.
Director Compensation Plan
     In March 2007, the Board of Directors approved a recommendation from the Compensation Committee for director compensation (the “Director Compensation Plan”). The Director Compensation Plan applies only to non-employee directors. Directors who are employees of the Company receive no compensation for their service as directors or as members of committees. Non-employee directors receive an annual retainer of $2,000 (paid quarterly) for service as a member of the Audit Committee and $1,250 for service as a member of the Compensation Committee. The Chairman of the Audit Committee receives an annual retainer of $9,000, and the Chairman of the Compensation Committee receives an annual retainer of $6,000 which retainers are also paid quarterly. Non-employee directors also receive fees for each Board or Committee meeting attended as follows: $1,500 per Board meeting, $1,000 per Committee meeting chaired, and $500 per Committee meeting attended as a non-Chair member. Meetings attended telephonically are paid at lower rates ($750, $750 and $400, respectively). In March 2008, the Board of Directors approved a recommendation from the Compensation Committee to modify the Director Compensation Plan to provide for compensation for a non-employee Chairman of the Board. A non-employee Chairman of the Board will receive an annual retainer of $25,000 (paid quarterly) and will not be entitled to additional fees for meetings attended. Non-employee directors receive an automatic grant of options to purchase 1,320,000 shares of common stock on the date that such non-employee director is first elected or appointed. The Director Compensation Plan currently does not provide a formula for stock option grants to directors upon their re-election to the Board, or otherwise, but the compensation plan may be modified in the future; such option grants are currently determined by Board, upon recommendation by the Compensation Committee based on the Compensation Committee’s annual deliberations and review of the director compensation structure of similar companies. At its meeting in December 2007, the Board determined an annual stock option grant of 500,000 shares to each of its non- employee members. All directors are reimbursed for expenses incurred in connection with attending meetings of the Board of Directors and committees.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Procedures for Approval of Related Person Transactions
     It is the responsibility of our Audit Committee to review all transactions or arrangements between our company and any of our directors, officers, principal shareholders or any of their respective affiliates, associates or related parties.
Employment Agreement with Robert McNally
     On March 20, 2008, GeoVax entered into an Employment Agreement with Robert T. McNally, Ph.D. to become our President and Chief Executive Officer effective April 1, 2008. The Employment Agreement has no specified term. Pursuant to the Employment Agreement, we will pay Dr. McNally an annual salary of $200,000. The Board of Directors may also recommend the payment of a discretionary bonus annually. Dr. McNally is eligible for grants of awards from the GeoVax Labs, Inc. 2006 Equity Incentive Plan and is entitled to participate in any and all benefits in effect from time-to-time for executive officers generally. We may terminate the Employment Agreement, with or without cause. If we terminate the Employment Agreement without cause, we will be required to give Dr. McNally at least 60 days prior notice of the termination. In the event of termination not for cause, Dr. McNally will be entitled to one week of severance pay for each full year of service as President and Chief Executive Officer. Dr. McNally may terminate the Employment Agreement at any time by giving us 60 days notice. On June 17, 2008, Dr. McNally received an option to acquire up to 2,400,000 shares of the Company’s common stock at an exercise price of $0.17 per share. The option vests in equal annual installments over three years beginning June 17, 2009 and has a ten year term.
Consulting Agreement with Donald Hildebrand
     In order to assist with the transition of certain duties to Dr. McNally, Donald G. Hildebrand, our then current President and Chief Executive Officer, entered into a Consulting Agreement with us on March 20, 2008. Aside from his duties as a consultant, Mr. Hildebrand will also continue to serve as Chairman of our Board of Directors. The term of the Consulting Agreement began on April 1, 2008 and will end on December 31, 2009. During the month of April 2008, Mr. Hildebrand received $22,500 as compensation for his services (equivalent to his salary as President and Chief Executive Officer). Beginning on May 1, 2008 and continuing through December 31, 2008, Mr. Hildebrand will provide us with at least 32 hours of service per month and will be paid at the rate of $250 per hour. Beginning on January 1, 2009 and continuing through December 31, 2009, Mr. Hildebrand will provide us with at least 16 hours of service per month and will be paid at the rate of $300 per hour. The Board of Directors may, in its discretion, recommend the payment of an annual bonus. We will also pay Mr. Hildebrand’s medical and dental coverage through the term of the Consulting Agreement. We may terminate the Consulting Agreement, with or without cause. If we terminate the Consulting Agreement without cause, we must give Mr. Hildebrand at least 30 days notice and we will be required to pay him, as a severance payment, three months compensation. Likewise, if the Consulting Agreement is terminated due to the death of Mr. Hildebrand, we will be required to pay his estate three months compensation. If Mr. Hildebrand wishes to terminate the Consulting Agreement, he must provide us with at least 30 days notice.
Transactions with Emory University
     Emory University (“Emory”) is a significant shareholder of the Company, and our primary product candidates are based on technology rights subject to a license agreement with Emory (the “Emory License”). The Emory License, among other contractual obligations, requires payments based on milestone achievements, royalties on sales by the Company or on payments to the Company by our sublicensees, and payment of maintenance fees in the event certain milestones are not met within the time periods specified in the contract. Additionally, prior patent costs are payable to Emory, one half of which is due when capital raised subsequent to the date of the Emory License is equal to $5.0 million and the remainder is due when cumulative capital raised equals $12.5 million. GeoVax, Inc. reached the first threshold of $5.0 million and fulfilled the first half of this payment obligation to Emory in 2006. We became obligated to pay the second half of our payment obligation ($137,392) upon reaching the five year anniversary of the Emory License during 2007. We made this payment in January 2008. We may terminate the Emory License on three months’ written notice. In any event, the Emory License expires on the date of the latest expiration date of the underlying patents. We are also obligated to reimburse Emory University for certain ongoing costs in connection with the filing, prosecution and maintenance of patent applications subject to the Emory License. Such reimbursements to Emory amounted to $106,261 and $98,842 for the years ended December 31, 2007 and 2006, respectively.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS
     Based solely upon information made available to us, the following table sets forth information with respect to the beneficial ownership of our common stock as of June 26, 2008 by:

•	each director;

•	each of our executive officers;

•	all executive officers and directors as a group; and

•	each additional person who is known by us to beneficially own more than 5% of our common stock.
     Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Number of Shares	Percentage of
Name and Address of Beneficial Owner:(1)	Beneficially Owned	Class(2)
Directors and Executive Officers:
Donald G. Hildebrand (3)	75,522,107	9.9%
Andrew J. Kandalepas (4)	21,890,065	2.9%
Dean G. Kollintzas (5)	440,000	*
Robert T. McNally (6)	1,057,757	*
Mark W. Reynolds (7)	630,000	*
Harriet L. Robinson (8)	68,696,151	9.1%
John N. Spencer, Jr. (9)	570,000	*

All executive officers and directors as a group (7 persons) (10)	168,806,080	21.8%

Other 5% Shareholders:
Emory University
Administration Building 101
201 Dowman Drive
Atlanta, Georgia 30322	233,905,253	31.5%

*	Less than 1%

(1)	Except as otherwise indicated, the business address of each director and executive officer listed is c/o GeoVax Labs, Inc., 1256 Briarcliff Road, Suite 500, Atlanta, Georgia 30306.

(2)	This table is based upon information supplied by officers and directors, and with respect to principal shareholders, Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC. Applicable percentage ownership is based on 743,414,885 shares of common stock outstanding as of June 26, 2008. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options currently exercisable, or exercisable within 60 days of June 26, 2008, are deemed outstanding.

(3)	Includes options to purchase 17,791,260 shares of common stock exercisable within 60 days of June 26, 2008.

(4)	Includes options to purchase 600,000 shares of common stock exercisable within 60 days of June 26, 2008.

(5)	Includes options to purchase 440,000 shares of common stock exercisable within 60 days of June 26, 2008.

(6)	Includes options to purchase 440,000 shares of common stock exercisable within 60 days of June 26, 2008.

(7)	Includes options to purchase 600,000 shares of common stock exercisable within 60 days of June 26, 2008.

(8)	Includes options to purchase 8,895,630 shares of common stock exercisable within 60 days of June 26, 2008

(9)	Includes options to purchase 440,000 shares of common stock exercisable within 60 days of June 26, 2008.

(10)	Includes options to purchase 29,206,890 shares of common stock exercisable within 60 days of June 26, 2008.

THE FUSION TRANSACTION
General
     On May 8, 2008, we entered into a common stock purchase agreement with Fusion Capital. Under the purchase agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of up to $10.0 million from time to time over a twenty-five (25) month period. Under the terms of the purchase agreement, Fusion Capital has received a commitment fee consisting of 2,480,510 shares of our common stock. Also, we will issue to Fusion Capital up to an additional 2,480,510 shares as a commitment fee pro rata as we receive the up to $10.0 million of future funding. As of June 26, 2008, there were 743,414,885 shares outstanding (including shares held by non-affiliates) excluding up to 37,480,510 shares offered by Fusion Capital pursuant to this prospectus which we have not yet issued to Fusion Capital. If all of such 37,480,510 shares were issued and outstanding as of the date hereof, the 40,161,020 shares would represent 4.8% of the total common stock outstanding or 9.2% of the non-affiliate shares outstanding as of the date hereof. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement.
     Under the Purchase Agreement and the Registration Rights Agreement we are required to register and have included in the offering pursuant to this prospectus:
•	2,480,510 shares which were issued as a commitment fee, which, subject to certain exceptions, may not be sold by Fusion Capital until the earlier of 500 days from May 8, 2008, or the termination of the common stock purchase agreement;

•	200,000 shares which we issued to Fusion Capital as an expense reimbursement;

•	an additional 2,480,510 shares which we may issue in the future as a commitment fee pro rata as we receive the up to $10.0 million of future funding; and

•	35.0 million shares which we may sell to Fusion Capital.
     All 40,161,020 shares are being offered pursuant to this Prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell more than the 35.0 million shares to Fusion Capital. As of the date hereof, we do not have any plans or intent to sell to Fusion Capital any shares beyond this 35.0 million shares. However, if we elect to sell more than the 35.0 million shares (which we have the right but not the obligation to do), we must first register under the Securities Act of 1933 (the “Securities Act”) any additional shares we may elect to sell to Fusion Capital before we can sell such additional shares, which could cause substantial dilution to our shareholders.
     We do not have the right to commence any sales of our shares to Fusion Capital until the SEC has declared effective the registration statement of which this Prospectus is a part. The registration statement was declared effective on July 1, 2008 and the conditions to commence funding were satisfied. Generally we have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $80,000 and $1.0 million depending on certain conditions. We have the right to control the timing and amount of any sales of our shares to Fusion Capital subject to certain limitations. The purchase price of the shares will be determined pursuant to a formula based upon the market price of our shares without any fixed discount at the time of each sale. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.05. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the Purchase Agreement or the Registration Rights Agreement. The Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.
Purchase Of Shares Under The Common Stock Purchase Agreement
     Under the common stock purchase agreement, we may direct Fusion Capital to purchase up to $80,000 of our common stock by giving notice (so long as it has been at least four business days since the last purchase). The purchase price per share is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or

•	the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive business days prior to the date of a purchase by Fusion Capital.
The purchase price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the purchase price. We may direct Fusion Capital to make multiple purchases from time to time in our sole discretion; no sooner then every four business days.
Our Right To Increase the Amount to be Purchased
     In addition to purchases of up to $80,000, we may elect to require Fusion Capital to purchase our shares in an amount up to $100,000 on a single business day provided that our share price is not below $0.11 during the two business days prior to and on the purchase date. We may increase this amount to up to $250,000 if our share price is not below $0.20 during the two business days prior to and on the purchase date. This amount may also be increased to up to $500,000 if our share price is not below $0.40 during the two business days prior to and on the purchase date. This amount may be increased to up to $1.0 million if our share price is not below $0.80 during the two business days prior to and on the purchase date. We may direct Fusion Capital to make multiple large purchases from time to time in our sole discretion; however, at least three business days must have passed since the most recent large purchase was completed. The price at which our common stock would be purchased in this type of larger purchases will be the lesser of (i) the lowest sale price of our common stock on the purchase date and (ii) the lowest purchase price (as described in the bullet points above) during the previous ten business days prior to the purchase date.
Minimum Purchase Price
     Under the common stock purchase agreement, we have set a minimum purchase price (“floor price”) of $0.05. However, Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price would be less than the floor price. Specifically, Fusion Capital shall not have the right or the obligation to purchase shares of our common stock on any business day that the market price of our common stock is below $0.05.
Events of Default
     Generally, Fusion Capital may terminate the common stock purchase agreement without any liability or payment to the Company upon the occurrence of any of the following events of default:
•	the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period;

•	suspension by our principal market (the over-the-counter bulletin board) of our common stock from trading for a period of three consecutive business days;

•	the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq Global Market, the Nasdaq Capital Market, the New York Stock Exchange or the American Stock Exchange;

•	the transfer agent’s failure for five business days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the common stock purchase agreement;

•	any material breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse effect on us subject to a cure period of five business days; or

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.
Our Termination Rights
     We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the common stock purchase agreement without any cost to us.
No Short-Selling or Hedging by Fusion Capital
     Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.
Effect of Performance of the Common Stock Purchase Agreement on Our Shareholders
     All 40,161,020 shares registered in this offering are expected to be freely tradable when sold pursuant to this prospectus. It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from the date of this prospectus. The sale by Fusion Capital of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately acquire all, some or none of 37,480,510 million shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Fusion Capital by us under the agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the agreement may be terminated by us at any time at our discretion without any cost to us.
     In connection with entering into the agreement, we authorized the sale to Fusion Capital of up to 35.0 million shares of our common stock The number of shares ultimately offered for sale by Fusion Capital under this prospectus is dependent upon the number of shares purchased by Fusion Capital under the agreement. The following table sets forth the amount of proceeds we would receive from Fusion Capital from the sale of shares at varying purchase prices:

		Percentage of Outstanding	Proceeds from the Sale of Shares
	Number of Shares to	Shares After Giving Effect to	to Fusion Capital Under the
Assumed Average	be Issued if Full	the Issuance to Fusion	Common Stock Purchase
Purchase Price	Purchase	Capital(1)	Agreement
$0.10	35,000,000	4.5%	$3,500,000
$0.145 (2)	35,000,000	4.5%	$5,075,000
$0.30	33,333,333	4.3%	$10,000,000
$0.40	25,000,000	3.3%	$10,000,000
$0.50	20,000,000	2.6%	$10,000,000

(1)	The denominator is based on 743,414,888 shares outstanding as of June 26, 2008, which includes the 2,680,205 shares previously issued to Fusion Capital and the number of shares set forth in the adjacent column. The numerator is based on the number of shares issuable under the common stock purchase agreement at the corresponding assumed purchase price set forth in the adjacent column.

(2)	Closing sale price of our shares on June 26, 2008.

SELLING STOCKHOLDER
     The following table presents information regarding the selling stockholder. Neither the selling stockholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

	Shares	Percentage of	Shares to be Sold in the Offering	Percentage of
	Beneficially	Outstanding Shares	Assuming The Company Issues	Outstanding Shares
	Owned Before	Beneficially Owned	The Maximum Number of Shares	Beneficially Owned
Selling stockholder	Offering	Before Offering (1)	Under the Purchase Agreement	After Offering(1)
Fusion Capital Fund II, LLC (2)	2,680,510 (3)	0.4%	40,161,020	0%

(1)	Applicable percentage of ownership is based on 743,414,885 shares of our common stock outstanding as of June 26, 2008, together with securities exercisable or convertible into shares of Common Stock within sixty days of June 26, 2008, for the selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and disposition power over the shares being offered under this Prospectus.

(3)	As of the date hereof, 2,680,510 shares of our common stock have been acquired by Fusion Capital under the Purchase Agreement, consisting of: (1) 2,480,510 shares which have already been issued as a commitment fee, (2) 200,000 shares which we have issued to Fusion Capital as an expense reimbursement. Under the common stock purchase agreement (1) the Company may elect in its sole discretion to sell to Fusion Capital up to an additional 35.0 million shares and (2) we may issue to Fusion Capital up to an additional 2,480,510 shares in the future as a commitment fee pro rata as we receive the up to $10.0 million of future funding. All of such shares are included in the offering pursuant to this prospectus. Fusion Capital does not presently beneficially own any of these 37,480,510 shares as determined in accordance with the rules of the SEC.
USE OF PROCEEDS
     This prospectus relates to shares of our common stock that may be offered and sold from time to time by Fusion Capital, the selling stockholder. We will receive no direct proceeds from the sale of shares of common stock in this offering. However, we may receive up to $10.0 million in proceeds from the sale of up to 35.0 million shares of our common stock to Fusion Capital under the common stock purchase agreement. Any proceeds from Fusion Capital we receive under the common stock purchase agreement will be used, together with other funds available to us: (a) to manufacture vaccine supplies for our planned clinical trials; (b) to provide technical support and other assistance to the HVTN during the conduct of our planned Phase II clinical trial for a preventative HIV vaccine; (c) to plan and conduct a Phase II clinical trial investigating the use of our vaccine as a therapeutic treatment for individuals already infected with HIV; and (d) for working capital and general corporate purposes.

PLAN OF DISTRIBUTION
     The common stock offered by this prospectus is being offered by Fusion Capital Fund II, LLC, the selling shareholder (“Fusion Capital). The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:
•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock such as the over-the-counter bulletin board;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.
     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.
     Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.
     Fusion Capital is an “underwriter” within the meaning of the Securities Act.
     Neither we nor Fusion Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion Capital, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information.
     We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.
     Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the common stock purchase agreement.
     We have advised Fusion Capital that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.
     This offering will terminate on the date that all shares offered by this prospectus have been sold by Fusion Capital.

DESCRIPTION OF SECURITIES
     The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, which has been previously filed with the SEC and is incorporated herein by reference. This summary is not intended to give full effect to provisions of statutory or common law. We urge you to review the following documents because they, and not this summary, define your rights as a holder of shares of common stock or preferred stock:

•	The General Corporation Law of the State of Delaware (the “DGCL”), as it may be amended from time to time;

•	Our certificate of incorporation, as it may be amended or restated from time to time, and

•	Our bylaws, as they may be amended or restated from time to time.

General
     Our authorized capital stock consists of 910,000,000 shares, which are divided into two classes consisting of 900,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of June 26, 2008, there were issued and outstanding 743,414,885 shares of common stock, options to purchase 42,127,757 shares of common stock and warrants to purchase 67,881,345 shares of common stock. No preferred shares were outstanding.
Common Stock
     Holders of our common stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by the stockholders. There is no cumulative voting in the election of directors. Holders of common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the corporation, holders of common stock are to share in all assets remaining after the payment of liabilities. Holders of common stock have no pre-emptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of the common stock are subject to any rights that may be fixed for holders of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable.
Preferred Stock
     We are also authorized to issue 10,000,000 shares of preferred stock. Under our certificate of incorporation, the Board of Directors has the power, without further action by the holders of common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The ability of directors, without stockholder approval, to issue additional shares of preferred stock could be used as anti-takeover measures. Anti-takeover measures may result in you receiving less for your stock than you otherwise might. The issuance of preferred stock creates additional securities with dividend and liquidation preferences over common stock, and may have the effect of delaying or preventing a change in control without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock.
     We intend to issue new stock certificates, upon request, to stockholders of record upon the effective date of the reincorporation merger and each issued and outstanding share of our common stock immediately prior to the effective date of the merger will evidence ownership of the shares of common stock of GeoVax Delaware after the effective date of the merger.

Delaware anti-takeover law
     We have elected not to be subject to certain provisions of Delaware law that could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us.
     In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	The transaction is approved by the board of directors prior to the date the interested stockholder obtained interested stockholder status;

•	Upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 662/3% of the outstanding voting stock that is not owned by the interested stockholder.

     A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years, did own, 15% or more of a corporation’s voting stock.
     Section 203 applies to Delaware corporations that have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders; provided, however, the restrictions of this statute will not apply to a corporation if:
•	the corporation’s original charter contains a provision expressly electing not to be governed by the statute,

•	the Board of Directors adopts an amendment to the corporation’s bylaws within 90 days of the effective date of the statute expressly electing not to be governed by it,

•	the stockholders of the corporation adopt an amendment to its charter or bylaws expressly electing not to be governed by the statute (so long as such amendment is approved by the affirmative vote of a majority of the shares entitled to vote),

•	a stockholder becomes an interested stockholder inadvertently and as soon as practicable divests himself of ownership of sufficient shares so that he ceases to be an interested stockholder and during the three year period immediately prior to a business combination would not have been an interested stockholder but for the inadvertent acquisition,

•	the business combination is proposed prior to the consummation or abandonment of a merger or consolidation, a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the corporation, or

•	the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in the statutes did not apply.
     Our certificate of incorporation includes a provision electing not to be governed by Section 203 of the DCGL. Accordingly, our Board of Directors does not have the power to reject certain business combinations with interested stockholders based on Section 203 of the DCGL.

WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational reporting requirements of the Exchange Act, which requires us to file annual, quarterly, and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains such information regarding issuers that file electronically, such as GeoVax Labs, Inc. The public may inspect our filings over the Internet at the SEC’s home page at www.sec.gov. The public may also read and copy any document we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by the public by calling the SEC at 1-800-SEC-0330.
EXPERTS
     The audited consolidated financial statements of GeoVax, Labs, Inc. and subsidiary for the years ended December 31, 2007 and 2006 and for the period of time considered part of the development stage from January 1, 2006 to December 31, 2007, included in the Registration Statement have been audited by Porter Keadle Moore LLP, an independent registered public accounting firm, as set forth in their report appearing herein. Such financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The audited consolidated financial statements of GeoVax Labs, Inc. and subsidiary for the year ended December 31, 2005 and for the period from inception of the development stage (June 27, 2001) to December 31, 2005, included in the Registration Statement have been audited by Tripp, Chafin & Causey LLC, an independent registered public accounting firm, as set forth in their report appearing herein. Such financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
LEGAL MATTERS
     The validity of the shares of our common stock offered by the selling stockholder will be passed upon by the law firm of Womble Carlyle Sandridge & Rice, PLLC, Atlanta, Georgia.

INDEX TO THE FINANCIAL STATEMENTS

Years Ended 2007, 2006, and 2005 and the Period from Inception (June 27, 2001) to December 31, 2007

Reports of Independent Registered Public Accounting Firms on Financial Statements	F-2

Consolidated Balance Sheets as of December 31, 2007 and 2006	F-4

Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005 and for the Period from Inception (June 27, 2001) to December 31, 2007	F-5

Consolidated Statements of Stockholders’ Equity (Deficiency) for the Period from Inception (June 27, 2001) to December 31, 2007	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005 and for the Period from Inception (June 27, 2001) to December 31, 2007	F-7

Notes to Consolidated Financial Statements	F-8

Financial Statement Schedule: Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2007, 2006 and 2005 (unaudited)	F-19

Three Months Ended March 31, 2008 and 2007 and the Period from Inception (June 27, 2001) to March 31, 2008 (unaudited)

Condensed Consolidated Balance Sheets as of March 31, 2008 (unaudited) and December 31, 2007	F-20

Condensed Consolidated Statements of Operations for the three months ended March 31, 2008 and 2007 and for the period from inception (June 27, 2001) to March 31, 2008 (unaudited)	F-21

Condensed Consolidated Statements of Stockholders’ Equity (Deficiency) for the period from inception (June 27, 2001) to March 31, 2008 (unaudited)	F-22

Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2008 and 2007 and for the period from inception (June 27, 2001) to March 31, 2008 (unaudited)	F-24

Notes to Interim Condensed Consolidated Financial Statements	F-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENTS

To the Board of Directors
GeoVax Labs, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheet of GeoVax Labs, Inc. and subsidiary (a development stage company) (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and for the period of time considered part of the development stage from January 1, 2006 to December 31, 2007, except we did not audit the Company’s financial statements for the period from June 27, 2001 to December 31, 2005 which were audited by other auditors, whose latest report dated February 8, 2006 on those financial statements included an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2006 consolidated financial statements referred to above present fairly, in all material respects, the financial position of GeoVax Labs, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered negative cash flows from operations since inception. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit of the consolidated financial statements also included the financial statement schedule of the Company, listed in Item 15(a) of this Form 10-K. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit of the consolidated financial statements. In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), GeoVax Labs, Inc. and subsidiary’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 15, 2008, expressed an unqualified opinion on the effectiveness of GeoVax Labs, Inc.’s internal control over financial reporting.

/s/  PORTER KEADLE MOORE LLP

Atlanta, Georgia
February 15, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENTS

Board of Directors
GeoVax, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheet of GeoVax, Inc. (a Georgia corporation in the development stage) as of December 31, 2005 and the related statements of operations, stockholders’ deficiency and cash flows for the two years then ended and for the period from inception (June 27, 2001) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the audited standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses and negative cash flows from operations raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GeoVax, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the two years then ended and for the period from inception (June 27, 2001) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/  TRIPP, CHAFIN & CAUSEY, LLC

Marietta, Georgia
February 8, 2006

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$1,990,356	$2,088,149
Grant funds receivable	93,260	—
Stock subscriptions receivable	897,450	—
Prepaid expenses and other	49,748	38,130

Total current assets	3,030,814	2,126,279
Property and equipment, net of accumulated depreciation of $76,667 and $47,092 at December 31, 2007 and 2006, respectively	75,144	104,719
Other assets:
Licenses, net of accumulated amortization of $109,390 and $84,504 at December 31, 2007 and 2006, respectively	139,466	164,352
Deposits	980	980

Total other assets	140,446	165,332

Total assets	$3,246,404	$2,396,330

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$390,993	$83,983
Amounts payable to Emory University (a related party)	156,225	—
Accrued salaries	51,320	109,131

Total current liabilities	598,538	193,114
Commitments (Note 4)
Stockholders’ equity:
Common stock, $.001 par value, 900,000,000 shares authorized 731,627,926 and 711,167,943 shares outstanding at December 31, 2007 and 2006, respectively	731,628	711,168
Additional paid-in capital	12,441,647	7,775,661
Deficit accumulated during the development stage	(10,525,409)	(6,283,613)

Total stockholders’ equity	2,647,866	2,203,216

Total liabilities and stockholders’ equity	$3,246,404	$2,396,330

See accompanying report of independent registered public accounting firm and notes to financial statements.

GEOVAX LABS. INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF OPERATIONS

				From Inception
				(June 27,
				2001) to
	Years Ended December 31,			December 31,
	2007	2006	2005	2007

Grant revenue	$237,004	$852,905	$670,467	$3,648,185
Operating expenses:
Research and development	1,757,125	665,863	1,640,814	8,750,174
General and administrative	2,784,182	843,335	655,199	5,628,057

	4,541,307	1,509,198	2,296,013	14,378,231

Loss from operations	(4,304,303)	(656,293)	(1,625,546)	(10,730,046)
Other income (expense)
Interest income	62,507	72,127	16,073	210,306
Interest expense	—	—	(1,613)	(5,669)

	62,507	72,127	14,460	204,637

Net loss	$(4,241,796)	$(584,166)	$(1,611,086)	$(10,525,409)

Basic and diluted:
Loss per common share	$(0.01)	$(0.00)	$(0.01)	$(0.03)
Weighted average shares	714,102,311	414,919,141	312,789,565	368,183,870

See accompanying report of independent registered public accounting firm and notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

					Deficit
					Accumulated	Total
			Additional	Stock	During the	Stockholders’
	Common Stock		Paid In	Subscription	Development	Equity
	Shares	Amount	Capital	Receivable	Stage	(Deficiency)

Capital contribution at inception (June 27, 2001)	—	$—	$10	$—	$—	$10
Net loss for the year ended December 31, 2001	—	—	—	—	(170,592)	(170,592)

Balance at December 31, 2001	—	—	10	—	(170,592)	(170,582)
Sale of common stock for cash	139,497,711	139,498	(139,028)	—	—	470
Issuance of common stock for technology license	35,226,695	35,227	113,629	—	—	148,856
Net loss for the year ended December 31, 2002	—	—	—	—	(618,137)	(618,137)

Balance at December 31, 2002	174,724,406	174,725	(25,389)	—	(788,729)	(639,393)
Sale of common stock for cash	61,463,911	61,464	2,398,145	—	—	2,459,609
Net loss for the year ended December 31, 2003	—	—	—	—	(947,804)	(947,804)

Balance at December 31, 2003	236,188,317	236,189	2,372,756	—	(1,736,533)	872,412
Sale of common stock for cash and stock subscription receivable	74,130,250	74,130	2,915,789	(2,750,000)	—	239,919
Cash payments received on stock subscription receivable	—	—	—	750,000	—	750,000
Issuance of common stock for technology license	2,470,998	2,471	97,529	—	—	100,000
Net loss for the year ended December 31, 2004	—	—	—	—	(2,351,828)	(2,351,828)

Balance at December 31, 2004	312,789,565	312,790	5,386,074	(2,000,000)	(4,088,361)	(389,497)
Cash payments received on stock subscription receivable	—	—	—	1,500,000		1,500,000
Net loss for the year ended December 31, 2005	—	—	—	—	(1,611,086)	(1,611,086)

Balance at December 31, 2005	312,789,565	312,790	5,386,074	(500,000)	(5,699,447)	(500,583)
Cash payments received on stock subscription receivable	—	—	—	500,000	—	500,000
Conversion of GeoVax, Inc. preferred stock to common stock in connection with merger	177,542,538	177,543	897,573	—	—	1,075,116
Common shares issued to Dauphin Technology, Inc. in the merger on September 28, 2006	217,994,566	217,994	1,494,855	—	—	1,712,849
Issuance of common stock for cashless warrant exercise	2,841,274	2,841	(2,841)	—	—	—
Net loss for the year ended December 31, 2006	—	—	—	—	(584,166)	(584,166)

Balance at December 31, 2006	711,167,943	711,168	7,775,661	—	(6,283,613)	2,203,216
Sale of common stock for cash	20,336,433	20,336	3,142,614	—	—	3,162,950
Issuance of common stock upon stock option exercise	123,550	124	4,876	—	—	5,000
Stock-based compensation expense	—	—	1,518,496	—	—	1,518,496
Net loss for the year ended December 31, 2007	—	—	—	—	(4,241,796)	(4,241,796)

Balance at December 31, 2007	731,627,926	$731,628	$12,441,647	$—	$(10,525,409)	$2,647,866

See accompanying report of independent registered public accounting firm and notes to financial statements.

GEOVAX LABS. INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF CASH FLOWS

				From Inception
				(June 27,
				2001) to
	Years Ended December 31,			December 31,
	2007	2006	2005	2007

Cash flows from operating activities:
Net loss	$(4,241,796)	$(584,166)	$(1,611,086)	$(10,525,409)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	54,461	49,095	37,450	186,057
Accretion of preferred stock redemption value	—	58,561	78,080	346,673
Stock-based compensation expense	1,518,496	—	—	1,518,496
Changes in assets and liabilities
Prepaid expenses	(11,618)	124,701	(159,648)	(49,748)
Grant funds receivable	(93,260)	—	—	(93,260)
Stock subscriptions receivable	(897,450)	—	—	(897,450)
Deposits	—	—	—	(980)
Accounts payable and accrued expenses	405,424	(123,227)	(335,298)	598,538
Unearned grant revenue	—	(852,905)	183,433	—

Total adjustments	976,053	(743,775)	(195,983)	1,608,326

Net cash used in operating activities	(3,265,743)	(1,327,941)	(1,807,069)	(8,917,083)
Cash flows from investing activities:
Purchase of property and equipment	—	(69,466)	(48,485)	(151,811)

Net cash used in investing activities	—	(69,466)	(48,485)	(151,811)
Cash flows from financing activities:
Net proceeds from sale of common stock	3,162,950	2,212,849	1,500,000	10,325,807
Net proceeds from exercise of stock options	5,000	—	—	5,000
Net proceeds from sale of preferred stock	—	—	—	728,443
Proceeds from issuance of note payable	—	—	—	250,000
Repayment of note payable	—	—	—	(250,000)

Net cash provided by financing activities	3,167,950	2,212,849	1,500,000	11,059,250

Net increase (decrease) in cash and cash equivalents	(97,793)	815,442	(355,554)	1,990,356
Cash and cash equivalents at beginning of period	2,088,149	1,272,707	1,628,261	—

Cash and cash equivalents at end of period	$1,990,356	$2,088,149	$1,272,707	$1,990,356

Supplemental disclosure of cash flow information Interest paid	$—	$—	$1,613	$5,669

Supplemental disclosure of non-cash investing and financing activities:

In connection with the Merger discussed in Note 6, all of the outstanding shares of the Company’s mandatory redeemable convertible preferred stock were converted into shares of common stock as of September 28, 2006.

See accompanying report of independent registered public accounting firm and notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2007, 2006 and 2005 and
Period from Inception (June 27, 2001) to December 31, 2007

1.	Description of Company and Nature of Business

GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a development stage biotechnology company engaged in research and development activities with a mission to develop, license and commercialize the manufacture and sale of human vaccines for diseases caused by Human Immunodeficiency Virus (HIV) and other infectious agents. The Company has exclusively licensed from Emory University certain Acquired Immune Deficiency Syndrome (AIDS) vaccine technology which was developed in collaboration with the National Institutes of Health and the Centers for Disease Control and Prevention.

GeoVax was originally incorporated under the laws of Illinois as Dauphin Technology, Inc. (“Dauphin”). Until December 2003, Dauphin marketed mobile hand-held, pen-based computers and broadband set-top boxes and provided private, interactive cable systems to the extended stay hospitality industry. The Company was unsuccessful and its operations were terminated in December 2003. On September 28, 2006, Dauphin completed a merger (the “Merger”) with GeoVax, Inc. which was incorporated on June 27, 2001 (date of “inception”). As a result of the Merger, the shareholders of GeoVax, Inc. exchanged their shares of common stock for Dauphin common stock and GeoVax, Inc. became a wholly-owned subsidiary of Dauphin. In connection with the Merger, Dauphin changed its name to GeoVax Labs, Inc., replaced its officers and directors with those of GeoVax, Inc. and moved its offices to Atlanta, Georgia. The Company currently does not plan to conduct any business other than GeoVax, Inc.’s business of developing new products for the protection from, and treatment of, human diseases.

The Merger was accounted for under the purchase method of accounting as a reverse acquisition in accordance with U.S. generally accepted accounting principles. Under this method of accounting, Dauphin was treated as the “acquired” company and, for accounting purposes, the Merger was treated as the equivalent of GeoVax, Inc. issuing stock for the net monetary assets of Dauphin, accompanied by a recapitalization of GeoVax, Inc. Accordingly, comparative financial information for periods prior to the Merger date presented in the accompanying condensed consolidated financial statements, or in the notes herein, as well as any references to operations prior to that date, are those of GeoVax, Inc.

As discussed in Note 2, the Company is a development stage enterprise and we are devoting substantially all of our present efforts to research and development. We have funded our activities to date almost exclusively from equity financings and government grants. We will continue to require substantial funds to continue our research and development activities, including preclinical studies and clinical trials of our product candidates, and to commence sales and marketing efforts, if the United States Food and Drug Administration (“FDA”) or other regulatory approvals are obtained. The proceeds from a recent government grant received by us (see Note 9) and from recent equity offerings (see Note 7) will not be sufficient to fund our planned research and development activities through the end of 2008. In order to meet our current and future operating cash flow requirements we are considering additional offerings of our common stock, debt or convertible debt instruments. While we believe that we will be successful in obtaining the necessary financing to fund our operations, there can be no assurances that such additional funding will be achieved and that we will succeed in our future operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should the Company be unable to continue in existence.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

As more thoroughly discussed in Note 6, the accompanying consolidated financial statements include the accounts of GeoVax, Inc. from inception together with those of GeoVax Labs, Inc. from September 28, 2006. All intercompany transactions have been eliminated in consolidation.

Development-Stage Enterprise

The Company is a development stage enterprise as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises. All losses accumulated since inception have been considered as part of the Company’s development stage activities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and high yield money market accounts. The recorded values approximate fair market values due to the short maturities.

Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments that subject us to concentration of credit risk consist primarily of cash and cash equivalents. These assets are maintained by reputable third party financial institution custodians. The carrying values reported in the balance sheets for cash and cash equivalents approximate fair values.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred, while additions and improvements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years. Depreciation expense was $29,575, $24,210 and $12,563 during the years ended December 31, 2007, 2006 and 2005, respectively.

Other Assets

Other assets consist principally of license agreements for the use of technology obtained through the issuance of the Company’s common stock. These license agreements are amortized on a straight line basis over ten years. Amortization expense related to these agreements was $24,886 during each of the years ended December 31, 2007, 2006 and 2005, respectively, and is expected to remain the same for each of the next five years.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted expected future net cash flows from the assets.

Accrued Liabilities

As part of the process of preparing our financial statements, we estimate expenses that we believe we have incurred, but have not yet been billed by our third party vendors. This process involves identifying services and activities that have been performed by such vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of expenses for which we accrue include fees for professional services, and fess owed to contract manufacturers in conjunction with the manufacture of vaccines for our clinical trials. We make these estimates based upon progress of activities related to contractual obligations and also information received from vendors.

Restatement for Recapitalization

All share amounts and per share figures in the accompanying consolidated financial statements and the related footnotes have been restated for the 2006 recapitalization discussed in Note 6, based on the 29.6521 exchange ratio indicated therein.

Net Loss Per Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding. Common share equivalents (which may consist of options and warrants) are excluded from the computation of diluted loss per share since the effect would be antidilutive. Common share equivalents which could potentially dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, totaled 93,637,594, 56,431,032 and 36,086,606 shares at December 31, 2007, 2006 and 2005, respectively.

Revenue Recognition

We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB No. 104”). SAB No. 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements. During 2007, our revenue consisted of government grant revenue received directly from the National Institutes of Health (see Note 9); in prior years our revenue consisted of grant revenue subcontracted to us from Emory University pursuant to collaborative arrangements. Revenue from these arrangements is recorded as income as the related costs are incurred.

Research and Development and Patent Costs

All research and development costs, including all related salaries, clinical trial expenses, regulatory expenses and facility costs are charged to expense when incurred. Our expenditures related to obtaining and

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

protecting patents are also charged to expense when incurred, and are included in general and administrative expense.

Period to Period Comparisons

Our operating results are expected to fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results for future periods.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance unless, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.

Stock-Based Compensation

Effective January 1, 2006, we adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (“SFAS No. 123R”), which requires the measurement and recognition of compensation expense for all share-based payments made to employees and directors based on estimated fair values on the grant date. SFAS No. 123R replaces SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees.

We adopted SFAS No. 123R using the prospective application method which requires us to apply the provisions of SFAS No. 123R prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS No. 123R and recognized on a straight line basis over the service periods of each award.

Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25 and applied the disclosure provisions of SFAS No. 123, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation and Disclosure. The following table illustrates the effect on net loss and net loss per share in 2005 had we applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation arrangements.

Year Ended
December 31,
2005

Net loss, as reported	$(1,611,086)
Deduct stock-based compensation expense determined under fair value method	(105,955)

Pro forma net loss	$(1,717,041)

Net loss per share (basic and diluted):
As reported	$(0.01)
Pro forma	(0.01)

See Note 7 for additional stock-based compensation information.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN No. 48”), which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax positions. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in an income tax return. FIN No. 48 presents a two-step process for evaluating a tax position. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold, by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement, and recognizing that amount in the financial statements. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN No. 48 effective January 1, 2007; such adoption did not have a material impact on our results of operations, financial position, or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value under generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. We adopted SFAS No. 157 effective January 1, 2008. We do not expect the adoption of SFAS No. 157 will have a material impact on our results of operations, financial position, or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. We adopted SFAS No. 159 effective January 1, 2008. We do not expect the adoption of SFAS No. 159 to have a material impact on our results of operations, financial position, or cash flows.

In June 2007, FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF No. 07-3”). EITF No. 07-3 addresses the diversity that exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF No. 07-3, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. We adopted EITF No. 07-3 effective January 1, 2008. We do not expect the adoption of EITF No. 07-3 to have a material impact on our results of operations, financial position, or cash flows.

We do not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

3.	License Agreements

During 2002, we entered into a license agreement with Emory University (the “Emory License”), a related party, for technology required in conjunction with certain products under development by us in exchange for 35,226,695 shares of our common stock valued at $148,856. The Emory License, among other

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contractual obligations, requires payments based on milestone achievements (as defined), royalties on our sales or on payments to us by our sublicensees, and payment of maintenance fees in the event certain milestones (as defined) are not met within the time periods specified in the contract. We may terminate the Emory License on three months’ written notice. In any event, the Emory License expires on the date of the latest expiration date of the underlying patents.

Pursuant to the Emory License, prior patent costs (pre-2002) are payable to Emory University, one half of which is due when capital raised subsequent to the date of the Emory License is equal to $5 million and the remainder is due when cumulative capital raised equals $12.5 million, or upon the earlier occurrence of the fifth anniversary of the agreement. We reached the first threshold of $5 million in December 2005, and fulfilled the first half of our payment obligation ($137,392) in January 2006. The second financing threshold has not been reached, but we became obligated to pay the second half of our payment obligation ($137,392) upon reaching the five year anniversary of the Emory License during 2007. We made this payment in January 2008, and the amount is included in accrued liabilities on our December 31, 2007 Consolidated Balance Sheet and is recorded in general and administrative expense for 2007. We are also obligated to reimburse Emory University for certain ongoing costs in connection with the filing, prosecution and maintenance of patent applications subject to the Emory License. The expense associated with these ongoing patent cost reimbursements to Emory amounted to $106,261, $98,842 and $96,938 for the years ended December 31, 2007, 2006 and 2005, respectively.

We also entered into a license agreement with another entity during 2004 in exchange for 2,470,998 shares of our common stock valued at $100,000. Pursuant to this agreement, we obtained a fully paid, worldwide, irrevocable exclusive license to certain patents covering technology that may be employed by our products.

4.	Commitments

Leases

We lease the office and laboratory space used for our operations in Atlanta under a lease agreement on a month-to-month basis from Emtech Biotechnology Development, Inc., a related party associated with Emory University. We also share the lease expense for office space in the Chicago area for one of our officers and directors, but we are not obligated under any lease agreement for such space. Rent expense totaled $56,588, $38,921 and $27,444 for the years ended December 31, 2007, 2006 and 2005, respectively.

Manufacturing Contracts

In June 2007, we entered into two manufacturing contracts with third party suppliers for the production of vaccine to be used in our Phase II human clinical trials planned for 2008. We recorded $476,963 associated with these contracts during 2007. At December 31, 2007, there is approximately $964,000 of unrecorded contractual commitments associated with these arrangements, for services expected to be rendered to us during 2008.

5.	Income Taxes

At December 31, 2007, we have a consolidated federal net operating loss (“NOL”) carryforward of approximately $68.3 million, available to offset against future taxable income which expires in varying amounts in 2010 through 2027. Additionally, we have approximately $254,000 in research and development (“R&D”) tax credits that expire in 2022 through 2026 unless utilized earlier. No income taxes have been paid to date.

As a result of the Merger discussed in Note 6, our NOL carryforward increased substantially due to the addition of approximately $59.7 million of historical NOL carryforwards for Dauphin Technology, Inc.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

However, Section 382 of the Internal Revenue Code contains provisions that may limit our utilization of NOL and R&D tax credit carryforwards in any given year as a result of significant changes in ownership interests that have occurred in past periods or may occur in future periods.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities included the following at December 31, 2007 and 2006:

	2007	2006

Deferred tax assets:
Net operating loss carryforward	$23,573,099	$22,527,726
Research and development tax credit carryforward	254,285	254,285
Stock-based compensation expense	516,289	—
Other	—	13,600

Total deferred tax assets	24,343,673	22,795,611
Deferred tax liabilities
Depreciation	4,750	3,308

Total deferred tax liabilities	4,750	3,308

Net deferred tax assets	24,338,923	22,792,303
Valuation allowance	(24,338,923)	(22,792,303)

	$—	$—

We have established a full valuation allowance equal to the amount of our net deferred tax assets due to uncertainties with respect to our ability to generate sufficient taxable income to realize these assets in the future.

A reconciliation of the income tax benefit on losses at the U.S. federal statutory rate to the reported income tax expense is as follows:

	2007	2006	2005

U.S. federal statutory rate applied to pretax loss	$(1,442,211)	$(198,616)	$(547,769)
Permanent differences	4,691	22,208	26,976
Research and development credits	—	51,863	74,636
Change in valuation allowance (excluding impact of the Merger discussed in Note 6)	1,437,520	124,545	446,157

Reported income tax expense	$—	$—	$—

6.	Merger and Recapitalization

In January 2006, Dauphin Technology, Inc. and GeoVax, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”), which was consummated on September 28, 2006. In accordance with the Merger Agreement, as amended, Dauphin’s wholly-owned subsidiary, GeoVax Acquisition Corp., merged with and into GeoVax, Inc., which survived the merger and became a wholly-owned subsidiary of Dauphin (the “Merger”). Dauphin then changed its name to GeoVax Labs, Inc. Following the Merger, common shareholders of GeoVax, Inc. and holders of GeoVax, Inc. redeemable convertible preferred stock received 29.6521 shares of the Company’s common stock for each share of GeoVax, Inc. common or preferred stock, or a total of

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

490,332,103 shares (approximately 69.2%) of the Company’s 708,326,669 shares of common stock then outstanding.

We accounted for the Merger under the purchase method of accounting as a reverse acquisition in accordance with accounting principles generally accepted in the United States for accounting and financial reporting purposes. Under this method of accounting, Dauphin was treated as the “acquired” company. In accordance with guidance applicable to these circumstances, the Merger was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Merger was treated as the equivalent of GeoVax, Inc. issuing stock for the net monetary assets of Dauphin, accompanied by a recapitalization. The net monetary assets of Dauphin (consisting primarily of cash) were stated at their fair values, essentially equivalent to historical costs, with no goodwill or other intangible assets recorded. The deficit accumulated during the development stage of GeoVax, Inc. was carried forward after the Merger. The accompanying consolidated financial statements reflect the operations of GeoVax, Inc. prior to the Merger, and of the combined companies subsequent to the Merger.

7.	Stockholders’ Equity

Common Stock Transactions

In November 2006, we issued 2,841,274 shares of our common stock in connection with a cashless exercise of a previously issued stock purchase warrant.

In January 2007, we sold 1,543,210 shares of our common stock to two individual accredited investors for an aggregate purchase price of $250,000. We also issued to the investors warrants to purchase an aggregate of 771,605 shares of common stock at a price of $0.75 per share, expiring on December 31, 2009.

In January 2007, we issued 123,550 shares of our common stock to a former employee for an aggregate purchase price of $5,000, pursuant to the exercise of stock options.

In July 2007, we entered into a Subscription Agreement with an institutional investor (the “Investor”), pursuant to which we agreed to sell shares of our common stock at a price of $0.155 per share for an aggregate purchase price of $7,500,000. The transaction was to be consummated in two closings, during August and November. We also agreed to issue to the Investor a 3 year stock purchase warrant to purchase shares of our common stock at an exercise price of $0.33 per share. In September 2007, the Investor advanced $300,000 to us as payment towards its obligation associated with the first closing, but defaulted on its remaining obligation. In December 2007, we settled with the Investor through the issuance of a pro rata portion of the shares (1,935,484 shares) and warrants (1,571,429 warrants) which would have been issued upon the first closing, in exchange for the $300,000 advanced to us.

In November and December 2007, we sold an aggregate of 16,857,739 shares of our common stock to twenty-six individual accredited investors for an aggregate purchase price of $2,612,950, $897,450 of which was paid in January 2008 and is recorded in the accompanying Consolidated Balance Sheet as a subscription receivable. We also issued to the investors warrants to purchase an aggregate of 26,733,470 shares of common stock at a price of $0.33 per share, 15,096,774 of which have a 5 year term, with the remainder having a four year term.

Stock Options

In 2006 we adopted the GeoVax Labs, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) for the granting of qualified incentive stock options (“ISO’s”), nonqualified stock options, restricted stock awards or restricted stock bonuses to employees, officers, directors, consultants and advisors of the Company. The exercise price for any option granted may not be less than fair value (110% of fair value for ISO’s granted to certain

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employees). Prior to adoption of the 2006 Plan, stock option awards were subject to the GeoVax, Inc. 2002 Stock Plan and Incentive Plan (the “2002 Plan”) which has been discontinued. All outstanding stock options issued pursuant to the 2002 Plan were assumed by the 2006 Plan. Options granted under the plans have a maximum ten-year term and generally vest over four years. The Company has reserved 51,000,000 shares of its common stock for issuance under the 2006 Plan.

A summary of our stock option activity under the 2006 Plan as of December 31, 2007, and changes during the year then ended is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Shares	Price	Term (Yrs)	Value

Outstanding at January 1, 2007	34,431,032	$0.04
Granted	11,810,000	0.31
Exercised	(123,550)	0.04
Forfeited or expired	(6,256,392)	0.05

Outstanding at December 31, 2007	39,861,090	$0.12	4.5	$3,614,019

Exercisable at December 31, 2007	31,872,249	$0.08	3.4	$3,583,216

Additional information concerning our stock options for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005

Weighted average fair value of options granted during the period	$0.30	$—	$0.01
Intrinsic value of options exercised during the period	22,181	—	—
Total fair value of options vested during the period	1,156,020	104,837	105,955

During 2007 and 2006 we used a Black-Scholes model for determining the grant date fair value of our stock option grants. During 2005 (prior to adoption of SFAS No. 123R) we used a minimum value option-pricing model to estimate the fair values of stock option grants. These models utilize certain information, such as the interest rate on a risk-free security with a term generally equivalent to the expected life of the option being valued and requires certain other assumptions, such as the expected amount of time an option will be outstanding until it is exercised or expired, to calculate the fair value of stock options granted. The significant assumptions we used in our fair value calculations were as follows (during 2006, we did not grant any stock options; therefore, fair value calculations were not required):

	2007	2006	2005

Weighted average risk-free interest rates	4.5%	—	4.0%
Expected dividend yield	0.0%	—	0.0%
Expected life of option	6.8 yrs	—	8.0 yrs
Expected volatility	135%	—	25%

Stock-based compensation expense related to the 2006 Plan was $1,296,196, $-0- and $-0- during the years ended December 31, 2007, 2006 and 2005, respectively. The 2007 expense includes $242,113 associated with a 5 year extension of a previously issued stock option grant (which is accounted for as a reissuance) to our President and Chief Executive Officer, which was due to expire in December 2007. For the year ended December 31, 2007, total stock-based compensation expense of $1,296,196 was allocated $284,113 to research

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and development expense and $1,012,083 to general and administrative expense. As of December 31, 2007, there was $2,450,577 of unrecognized compensation expense related to stock-based compensation arrangements. The unrecognized compensation expense is expected to be recognized over a weighted average remaining period of 1.9 years.

Compensatory Warrants

We may, from time to time, issue stock purchase warrants to consultants or others in exchange for services. A summary of our compensatory warrant activity as of December 31, 2007, and changes during the year then ended is presented below:

Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Shares	Price	Term (Yrs)	Value

Outstanding at January 1, 2007	—	$—
Granted	2,700,000	0.33
Exercised	—	—
Forfeited or expired	—	—

Outstanding at December 31, 2007	2,700,000	$0.33	2.7	$—

Exercisable at December 31, 2007	1,080,000	$0.33	2.7	$—

Additional information concerning our compensatory warrants for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Year Ended December 31,
	2007	2006	2005

Weighted average fair value of warrants granted during the period	$0.25	$—	$—
Intrinsic value of warrants exercised during the period	—	—	—
Total fair value of warrants vested during the period	266,760	—	—

We use a Black-Scholes model for determining the grant date fair value of our compensatory warrants. The significant assumptions we used in our fair value calculations were as follows:

	2007	2006	2005

Weighted average risk-free interest rates	4.6%	—	—
Expected dividend yield	0.0%	—	—
Expected life of option	3 yrs	—	—
Expected volatility	113.6%	—	—

Expense associate with compensatory warrants was $222,300, $-0- and $-0- during the years ended December 31, 2007, 2006 and 2005, respectively. For the year ended December 31, 2007, all of such expense was allocated to general and administrative expense. As of December 31, 2007, there was $444,600 of unrecognized compensation expense related to our compensatory warrant arrangements. The unrecognized compensation expense is expected to be recognized over a weighted average remaining period of 0.7 years.

Investment Warrants

In addition to outstanding stock options and compensatory warrants, as of December 31, 2007 we have a total of 51,076,504 outstanding stock purchase warrants issued to investors with exercise prices ranging from

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$0.07 to $0.75. Such warrants have a weighted-average exercise price of $0.22 and a weighted-average remaining contractual life of 3.2 years.

8.	Retirement Plan

We participate in a multi-employer defined contribution retirement plan (the “401k Plan”) administered by a third party service provider, and has contributed to the 401k Plan on behalf of its employees based upon a matching formula. During the years ended December 31, 2007, 2006 and 2005 our contributions to the 401k Plan were $6,535, $6,744 and $7,473, respectively.

9.	Receipt of NIH Grant

In September 2007, the National Institutes of Health (NIH) awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. The project period for the grant covers a five year period commencing October 2007, with an award of approximately $3 million per year, or $15 million in the aggregate. We will utilize this funding to further our HIV/AIDS vaccine development, optimization, production and human clinical trial testing including Phase 2 human clinical trials planned for 2008. We will record revenue associated with the grant as the related costs and expenses are incurred. During 2007, we recorded $237,004 of revenue associated with the grant, $93,260 of which was received in January 2008 and is recorded as a receivable (Other Current Assets) at December 31, 2007 in the accompanying Consolidated Balance Sheet.

10.	Selected Quarterly Financial Data (unaudited)

A summary of selected quarterly financial data for 2007 and 2006 is as follows:

	2007 Quarter Ended
	March 31	June 30	September 30	December 31

Revenue from grants	$—	$—	$—	$237,004
Net income (loss)	(587,281)	(1,333,126)	(1,165,519)	(1,155,870)
Net income (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

	2006 Quarter Ended
	March 31	June 30	September 30	December 31

Revenue from grants	$—	$478,853	$—	$374,052
Net income (loss)	(432,856)	196,163	(283,434)	(64,039)
Net income (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

11.	Subsequent Event

In January 2008, we entered into an agreement with a third party consultant for investor relations and financial consulting services. The agreement provides for the issuance, during 2008, of 500,000 shares of our common stock and a three year warrant to purchase a total of 2,700,000 shares of our common stock at an exercise price of $0.33 per share. Concurrent with the execution of this agreement, we terminated a prior agreement with the consultant, resulting in the cancellation of 2,700,000 previously issued warrants. Neither the shares issuable pursuant to the agreement nor the common stock underlying the warrant have been registered with the Securities and Exchange Commission and no registration rights were granted to the consultant.

GEOVAX LABS, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2007, 2006 and 2005

		Additions
	Balance at	Charged to	Charged to		Balance at
	Beginning	Costs and	Other		End
Description	of Period	Expenses	Accounts	Deductions	of Period

Reserve Deducted in the Balance Sheet
From the Asset to Which it Applies:
Allowance for Deferred Tax Assets
Year ended December 31, 2007	$22,740,440	$1,082,194	$—	$—	$23,822,634
Year ended December 31, 2006	2,257,226	20,483,214	$—	$—	22,740,440
Year ended December 31, 2005	1,600,555	656,671	—	—	2,257,226

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2008	2007
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,120,597	$1,990,356
Grant funds receivable	119,936	93,260
Stock subscriptions receivable	—	897,450
Prepaid expenses and other	81,697	49,748

Total current assets	2,322,230	3,030,814

Property and equipment, net of accumulated depreciation of $83,134 and $76,667 at March 31, 2008 and December 31, 2007, respectively	70,915	75,144

Other assets:
Licenses, net of accumulated amortization of $115,611 and $109,390 at March 31, 2008 and December 31, 2007, respectively	133,245	139,466
Deposits	980	980

Total other assets	134,225	140,446

Total assets	$2,527,370	$3,246,404

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$129,483	$390,993
Amounts payable to Emory University (a related party)	5,185	156,225
Accrued salaries	—	51,320

Total current liabilities	134,668	598,538

Commitments (Note 4)

Stockholders’ equity:
Common stock, $.001 par value, 900,000,000 shares authorized 731,927,926 and 731,627,926 shares outstanding at March 31, 2008 and December 31, 2007, respectively	731,928	731,628
Additional paid-in capital	12,868,693	12,441,647
Deficit accumulated during the development stage	(11,207,919)	(10,525,409)

Total stockholders’ equity	2,392,702	2,647,866

Total liabilities and stockholders’ equity	$2,527,370	$3,246,404

See accompanying notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

			From Inception
	Three Months Ended		(June 27, 2001) to
	March 31,		March 31,
	2008	2007	2008
Revenues:
Grant revenue	$599,991	$—	$4,248,176

	599,991	—	4,248,176

Operating expenses:
Research and development	603,478	212,608	9,353,652
General and administrative	705,642	399,114	6,333,699

	1,309,120	611,722	15,687,351

Loss from operations	(709,129)	(611,722)	(11,439,175)

Other income (expense):
Interest income	26,619	24,441	236,925
Interest expense	—	—	(5,669)

	26,619	24,441	231,256

Net loss and comprehensive loss	$(682,510)	$(587,281)	$(11,207,919)

Basic and diluted:
Loss per common share	$(0.00)	$(0.00)	$(0.03)

Weighted average shares outstanding	731,794,959	712,772,280	383,791,705

See accompanying notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

					Deficit
					Accumulated	Total
				Stock	during the	Stockholders’
	Common Stock		Additional	Subscription	Development	Equity
	Shares	Amount	Paid In Capital	Receivable	Stage	(Deficiency)
Capital contribution at inception (June 27, 2001)	—	$—	$10	$—	$—	$10
Net loss for the year ended December 31, 2001	—	—	—	—	(170,592)	(170,592)

Balance at December 31, 2001	—	—	10	—	(170,592)	(170,582)
Sale of common stock for cash	139,497,711	139,498	(139,028)	—	—	470
Issuance of common stock for technology license	35,226,695	35,227	113,629	—	—	148,856
Net loss for the year ended December 31, 2002	—	—	—	—	(618,137)	(618,137)

Balance at December 31, 2002	174,724,406	174,725	(25,389)	—	(788,729)	(639,393)
Sale of common stock for cash	61,463,911	61,464	2,398,145	—	—	2,459,609
Net loss for the year ended December 31, 2003	—	—	—	—	(947,804)	(947,804)

Balance at December 31, 2003	236,188,317	236,189	2,372,756	—	(1,736,533)	872,412
Sale of common stock for cash and stock subscription receivable	74,130,250	74,130	2,915,789	(2,750,000)	—	239,919
Cash payments received on stock subscription receivable	—	—	—	750,000	—	750,000
Issuance of common stock for technology license	2,470,998	2,471	97,529	—	—	100,000
Net loss for the year ended December 31, 2004	—	—	—	—	(2,351,828)	(2,351,828)

Balance at December 31, 2004	312,789,565	312,790	5,386,074	(2,000,000)	(4,088,361)	(389,497)
Cash payments received on stock subscription receivable	—	—	—	1,500,000		1,500,000
Net loss for the year ended December 31, 2005	—	—	—	—	(1,611,086)	(1,611,086)

Balance at December 31, 2005	312,789,565	312,790	5,386,074	(500,000)	(5,699,447)	(500,583)
Cash payments received on stock subscription receivable	—	—	—	500,000	—	500,000
Conversion of preferred stock to
Conversion of preferred stock to common stock	177,542,538	177,543	897,573	—	—	1,075,116
Common stock issued in connection with merger	217,994,566	217,994	1,494,855	—	—	1,712,849
Issuance of common stock for cashless warrant exercise	2,841,274	2,841	(2,841)	—	—	—
Net loss for the year ended December 31, 2006	—	—	—	—	(584,166)	(584,166)

Balance at December 31, 2006	711,167,943	711,168	7,775,661	—	(6,283,613)	2,203,216
Sale of common stock for cash	20,336,433	20,336	3,142,614	—	—	3,162,950
Issuance of common stock upon stock option exercise	123,550	124	4,876	—	—	5,000
Stock-based compensation expense	—	—	1,518,496	—	—	1,518,496
Net loss for the year ended December 31, 2007	—	—	—	—	(4,241,796)	(4,241,796)

Balance at December 31, 2007	731,627,926	731,628	12,441,647	—	(10,525,409)	2,647,866
Continued on following page

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

					Deficit
					Accumulated	Total
				Stock	during the	Stockholders’
	Common Stock		Additional	Subscription	Development	Equity
	Shares	Amount	Paid In Capital	Receivable	Stage	(Deficiency)
Balance at December 31, 2007	731,627,926	731,628	12,441,647	—	(10,525,409)	2,647,866
Issuance of common stock for consulting services (unaudited)	300,000	300	46,700	—	—	47,000
Stock-based compensation expense (unaudited)	—	—	380,346	—	—	380,346
Net loss for the three months ended March 31, 2008 (unaudited)	—	—	—	—	(682,510)	(682,510)

Balance at March 31, 2008 (unaudited)	731,927,926	$731,928	$12,868,693	$—	$(11,207,919)	$2,392,702

See accompanying notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended		From Inception
	March 31,		(June 27, 2001) to
	2008	2007	March 31, 2008
Cash flows from operating activities:
Net loss	$(682,510)	$(587,281)	$(11,207,919)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,688	13,910	198,745
Accretion of preferred stock redemption value	—	—	346,673
Stock-based compensation expense	380,346	45,755	1,898,842
Stock issued to consultant in lieu of cash	18,250		18,250
Changes in assets and liabilities:
Grant funds receivable	(26,676)	—	(119,936)
Prepaid expenses and other current assets	(3,199)	10,355	(52,947)
Deposits	—	—	(980)
Accounts payable and accrued expenses	(463,870)	(113,126)	134,668

Total adjustments	(82,461)	(43,106)	2,423,315

Net cash used in operating activities	(764,971)	(630,387)	(8,784,604)

Cash flows from investing activities:
Purchase of property and equipment	(2,238)	—	(154,049)

Net cash used in investing activities	(2,238)	—	(154,049)

Cash flows from financing activities:
Net proceeds from sale of common stock	897,450	250,000	10,325,807
Net proceeds from exercise of stock options	—	5,000	5,000
Net proceeds from sale of preferred stock	—	—	728,443
Proceeds from issuance of note payable	—	—	250,000
Repayment of note payable	—	—	(250,000)

Net cash provided by financing activities	897,450	255,000	11,059,250

Net increase (decrease) in cash and cash equivalents	130,241	(375,387)	2,120,597
Cash and cash equivalents at beginning of period	1,990,356	2,088,149	—

Cash and cash equivalents at end of period	$2,120,597	$1,712,762	$2,120,597

Supplemental disclosure of cash flow information:
Interest paid	$—	$—	$5,669
See accompanying notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008
1. Description of Company and Basis of Presentation
GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a development stage biotechnology company engaged in research and development activities with a mission to develop, license and commercialize the manufacture and sale of human vaccines for diseases caused by Human Immunodeficiency Virus (HIV) and other infectious agents. The Company has exclusively licensed from Emory University certain Acquired Immune Deficiency Syndrome (AIDS) vaccine technology which was developed in collaboration with the National Institutes of Health and the Centers for Disease Control and Prevention.
GeoVax was originally incorporated under the laws of Illinois as Dauphin Technology, Inc. (“Dauphin”). Until December 2003, Dauphin marketed mobile hand-held, pen-based computers and broadband set-top boxes and provided private, interactive cable systems to the extended stay hospitality industry. The Company was unsuccessful and its operations were terminated in December 2003. On September 28, 2006, Dauphin completed a merger (the “Merger”) with GeoVax, Inc. which was incorporated on June 27, 2001 (date of “inception”). As a result of the Merger, the shareholders of GeoVax, Inc. exchanged their shares of common stock for Dauphin common stock and GeoVax, Inc. became a wholly-owned subsidiary of Dauphin. In connection with the Merger, Dauphin changed its name to GeoVax Labs, Inc., replaced its officers and directors with those of GeoVax, Inc. and moved its offices to Atlanta, Georgia. The Company currently does not plan to conduct any business other than GeoVax, Inc.’s business of developing new products for protection from, and treatment of, human diseases.
The Merger was accounted for under the purchase method of accounting as a reverse acquisition in accordance with U.S. generally accepted accounting principles. Under this method of accounting, Dauphin was treated as the “acquired” company and, for accounting purposes, the Merger was treated as the equivalent of GeoVax, Inc. issuing stock for the net monetary assets of Dauphin, accompanied by a recapitalization of GeoVax, Inc. Accordingly, all financial information prior to September 28, 2006 presented in the accompanying condensed consolidated financial statements, or in the notes herein, as well as any references to prior operations, are those of GeoVax, Inc.
The Company is a development stage enterprise as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”, and we are devoting substantially all of our present efforts to research and development. We have funded our activities to date almost exclusively from equity financings and government grants. We will continue to require substantial funds to continue our research and development activities, including preclinical studies and clinical trials of our product candidates, and to commence sales and marketing efforts, if the United States Food and Drug Administration (“FDA”) or other regulatory approvals are obtained.
In September 2007, the National Institutes of Health awarded the Company a grant of approximately $15 million to be funded over a 5 year period (see Note 7). The proceeds from this grant, combined with our existing cash resources and recent sales of our equity securities (see Note 8), will be sufficient to fund our planned research and development activities into the fourth quarter of 2008, but additional funds will be necessary to meet our future operating cash flow requirements. In May 2008, we entered into a $10,000,000 common stock purchase agreement with a third party institutional fund (see Note 9) which we anticipate will provide the operating capital necessary to fund our operations for at least the next two years. This financing arrangement commences upon the date on which a registration statement related to the transaction is declared effective by the U.S. Securities & Exchange Commission (“SEC”). While we believe that we will be successful in obtaining the necessary financing to fund our operations through the aforementioned financing arrangement or through other sources, there can be no assurances that such additional funding will be achieved and that we will succeed in our future operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should the Company be unable to continue in existence.
The accompanying consolidated financial statements at March 31, 2008 and for the three month periods ended March 31, 2008 and 2007 are unaudited, but include all adjustments, consisting of normal recurring entries, which the Company’s management believes to be necessary for a fair presentation of the dates and periods presented. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2007. Our operating results are expected to fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.
The Company disclosed in Note 2 to its financial statements included in the Form 10-K for the year ended December 31, 2007 those accounting policies that it considers significant in determining its results of operations and financial position. There have been no material changes to, or application of, the accounting policies previously identified and described in the Form 10-K.
2. New Accounting Pronouncements
Effective January 1, 2008, we adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value under generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. The adoption of SFAS 157 had no impact on our results of operations, financial position, or cash flows.
Effective January 1, 2008, we adopted FASB Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The adoption of SFAS 159 had no impact on our results of operations, financial position, or cash flows.
Effective January 1, 2008, we adopted FASB Emerging Issues Task Force Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”). EITF No. 07-3 addresses the diversity that exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-3, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. The adoption of EITF 07-3 did not have a material impact on our results of operations, financial position, or cash flows.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. If and when GeoVax acquires one or more entities in the future, we will apply SFAS 141(R) for the purposes of accounting for such acquisitions.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning after December 15, 2008. GeoVax presently has no such noncontrolling interests. If and at such time as such an interest exists, we will apply SFAS 160.
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging.” SFAS 161 is effective for fiscal years beginning after December 15, 2008. We will adopt SFAS 161 in the first quarter of 2009 and we are currently evaluating the impact, if any, the adoption will have on our financial statements.
We do not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

3. Basic and Diluted Loss Per Common Share
Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares primarily consist of employee stock options and warrants. Common share equivalents which potentially could dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, as the effect would be anti-dilutive, totaled approximately 93.6 million and 66.2 million shares at March 31, 2008 and 2007, respectively.
4. Stockholders’ Equity
Common Stock Transactions
In January 2008, we entered into an agreement with a third party consultant for investor relations and financial consulting services. The agreement provides for the issuance, during 2008, of an aggregate 500,000 shares of our common stock, 300,000 of which were issued during the three months ended March 31, 2008. During the three months ended March 31, 2008, we issued 300,000 shares of our common stock pursuant to this arrangement which were valued at $47,000; $18,250 of which is recorded as general and administrative expense and $28,750 of which is recorded as a prepaid expense.
Stock Options
We currently have one equity-based compensation plan from which stock-based compensation awards can be granted to employees, directors and consultants. The following table summarizes stock option activity for the three months ended March 31, 2008:

		Weighted Average
	Number of Shares	Exercise Price

Outstanding at December 31, 2007	39,861,090	$0.12
Granted	—	—
Exercised	—	—
Forfeited or Expired	(133,333)	0.36

Outstanding at March 31, 2008	39,727,757	$0.12

Exercisable at March 31, 2008	34,658,916	$0.10
For the three month period ending March 31, 2008, we recorded total stock-based compensation expense of $380,346, which was allocated $37,917 to research and development expense and $308,409 to general and administrative expense. For the three month period ending March 31, 2007, total stock-based compensation expense was $45,755, and was allocated $7,813 to research and development expense and $37,942 to general and administrative expense. As of March 31, 2008, there was $2,011,716 of unrecognized compensation expense related to stock-based compensation arrangements, which is expected to be recognized over a weighted average period of 1.7 years.
The following table sets forth fair value per share information, including related weighted average assumptions, used to determine stock-based compensation cost for our stock options consistent with the requirements of Statement of Financial Accounting Standards No.123 (revised 2004), Share-Based Payments (“SFAS 123R”). We use a Black-Scholes model for determining the grant date fair value of our stock option grants.

	Three Months Ended March 31,
	2008	2007

Weighted average fair value per share of options granted	n/a	$0.31
Weighted average assumptions:
Expected volatility	n/a	107.91
Expected annual dividend yield	n/a	0.00%
Risk-free rate of return	n/a	4.46%
Expected option term (years)	n/a	7.0
Compensatory Warrants
We may, from time to time, issue stock purchase warrants to consultants or others in exchange for services. The following table summarizes our compensatory warrant activity for the three months ended March 31, 2008:

		Weighted Average
	Number of Shares	Exercise Price

Outstanding at December 31, 2007	2,700,000	$0.33
Granted	2,700,000	0.33
Exercised	—	—
Forfeited or Expired	(2,700,000)	0.33

Outstanding at March 31, 2008	2,700,000	$0.33

Exercisable at March 31, 2008	1,080,000	$0.33
Expense associated with compensatory warrants was $34,020 for three month period ending March 31, 2008, all of which was allocated to general and administrative expense. No expense was recorded for the comparable period in 2007. As of March 31, 2008, there was $102,060 of unrecognized compensation expense related to compensatory warrant arrangements, which is expected to be recognized over a weighted average period of 0.8 years.
We use a Black-Scholes model for determining the grant date fair value of our compensatory warrants. The significant assumptions we used in our fair value calculations were as follows:

	Three Months Ended March 31,
	2008	2007

Weighted average fair value per share of options granted	$0.05	n/a
Weighted average assumptions:
Expected volatility	94.86%	n/a
Expected annual dividend yield	0.00%	n/a
Risk-free rate of return	2.01%	n/a
Expected option term (years)	2.5	n/a
Investment Warrants
In addition to outstanding stock options and compensatory warrants, as of March 31, 2008 we have a total of 51,076,504 outstanding stock purchase warrants issued to investors with exercise prices ranging from $0.07 to $0.75. Such warrants have a weighted-average exercise price of $0.22 and a weighted-average remaining contractual life of 3.0 years.
5. Commitments – Manufacturing Contracts
We have entered into manufacturing contracts with third party suppliers for the production of vaccine to be used in our Phase II human clinical trials planned for 2008. At March 31, 2008, there is approximately $846,000 of unrecorded contractual commitments associated with these arrangements, for services expected to be rendered to us during the remainder of 2008.
6. Income Taxes
Because of our historically significant net operating losses, we have not been subject to income tax since inception. We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets are comprised primarily of net operating loss carryforwards and also include amounts relating to nonqualified stock options and research and development credits. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of our future profitability and our ability to utilize the deferred tax assets. Utilization of operating losses and credits may be subject to substantial annual limitations due to ownership change provisions of Section 382 of the Internal Revenue Code. The annual limitation may result in the expiration of net operating losses and credits before utilization.
7. Receipt of NIH Grant
In September 2007, the National Institutes of Health (NIH) awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. The project period for the grant covers a five year period commencing October 2007, with an award of approximately $3 million per year, or $15 million in the aggregate. We will utilize this funding to further our HIV/AIDS vaccine development, optimization, production and human clinical trial testing including Phase 2 human clinical trials planned for 2008. We record revenue associated with the grant as the related costs and expenses are incurred. During the three months ended March 31, 2008, we recorded $599,991 of revenue associated with the grant, $119,936 of which was received in April 2008 and is recorded as a receivable at March 31, 2008 in the accompanying Condensed Consolidated Balance Sheet.
8. Subsequent Event – Private Placement of Common Stock and Warrants
In April and May 2008, we sold an aggregate of 4,677,419 shares of our common stock to individual accredited investors for an aggregate purchase price of $725,000. We also issued to the investors warrants to purchase an aggregate of 5,846,774 shares of common stock at a price of $0.33 per share with a four year term.
9. Subsequent Event – Common Stock Purchase Agreement
In May 2008, we signed a common stock purchase agreement with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion”) which provides for the sale of up to $10 million of shares of our common stock. Concurrently with entering into the common stock purchase agreement, we entered into a registration rights agreement with Fusion. Under the registration rights agreement, we agreed to file a registration statement related to the transaction with the SEC covering the shares that have been issued or may be issued to Fusion under the common stock purchase agreement. Once the SEC has declared effective the registration statement related to the transaction, we will have the right over a 25-month period to sell our shares of common stock to Fusion from time to time in amounts between $80,000 and $1 million, depending on certain conditions as set forth in the agreement, up to an aggregate of $10 million.
The purchase price of the shares related to the $10.0 million of future funding will be based on the prevailing market prices of our shares at the time of sales without any fixed discount, and we will control the timing and amount of any sales of shares to Fusion. Fusion shall not have the right or the obligation to purchase any shares of our common stock on any business day that the purchase price of our common stock is below $0.05. The common stock purchase agreement may be terminated by us at any time at our discretion without any additional cost to us. There are no negative covenants, restrictions on future financings, penalties or liquidated damages in the agreement.
In consideration for entering into the agreement, upon execution of the common stock purchase agreement we issued to Fusion 2,480,510 shares of our common stock as a commitment fee. Also, we agreed to issue to Fusion up to an additional 2,480,510 shares as a commitment fee, on a pro rata basis, as we receive the $10 million of future funding. We had previously issued 200,000 shares of our common stock to Fusion (together with a nominal cash advance) against expenses upon execution of the related term sheet. We have reserved 37,480,510 of our authorized but unissued shares, in the aggregate, for issuance pursuant to the common stock purchase agreement (including the 2,480,510 unissued commitment fee shares).